Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-118805

PROSPECTUS

$150,000,000

CV Therapeutics, Inc.

2¾% Senior Subordinated Convertible Notes due 2012

•	In May and June 2004, we issued and sold $150,000,000 aggregate principal amount of our 2¾% Senior Subordinated Convertible Notes due 2012 in a private offering. This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes.

•	The notes currently bear interest at an annual rate of 2¾%. Interest is payable semi-annually in arrears on May 16 and November 16 of each year, commencing November 16, 2004, to holders of record at the close of business on the preceding May 2 and November 2, respectively.

•	Holders may convert their notes into shares of our common stock at any time on or prior to maturity. For each $1,000 principal amount of notes surrendered for conversion, holders of notes will receive 56.5475 shares of our common stock, which is equal to an initial conversion price of $17.68 per share of common stock, subject to adjustment.

•	We may redeem all or a portion of the notes at any time on or after May 20, 2009 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to the date of redemption.

•	If we undergo a fundamental change described in this prospectus, each holder of notes may require us to repurchase some or all of its notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, plus, in some circumstances, a make-whole premium.

•	We do not intend to list the notes on any national securities exchange or the Nasdaq National Market. Our common stock is listed on the Nasdaq National Market under the symbol “CVTX.” On November 30, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $24.73 per share.

Investing in the notes and our common stock involves risk. See “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2005

PROSPECTUS SUMMARY

This summary highlights some information contained or incorporated by reference in this prospectus. We have included in this summary what we believe is the most important information concerning CV Therapeutics, Inc. and this offering. However, we urge you to read the entire prospectus for a complete understanding of our business and this offering, as this summary may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors,” the incorporated consolidated financial statements and related notes and the other information incorporated by reference in this prospectus. References in this prospectus to “we,” “our,” and “us” shall mean CV Therapeutics, Inc. and our consolidated subsidiaries, unless the context indicates otherwise.

CV Therapeutics, Inc.

Overview

CV Therapeutics, Inc., headquartered in Palo Alto, California, is a biopharmaceutical company focused on applying molecular cardiology to the discovery, development and commercialization of novel, small molecule drugs for the treatment of cardiovascular diseases. We apply advances in molecular biology and genetics to identify mechanisms of cardiovascular diseases and targets for drug discovery. We have multiple clinical development drug candidates, including our lead drug candidate Ranexa™ (ranolazine) for the potential treatment of chronic angina, which is subject to an approvable letter from the United States Food and Drug Administration, or FDA, and an amended new drug application. In addition, we are co-promoting ACEON® (perindopril erbumine) Tablets, an angiotensin converting enzyme inhibitor, or ACE inhibitor, with our collaborative partner, Solvay Pharmaceuticals, Inc. We also have several preclinical programs whose objectives are to bring additional drug candidates into human clinical testing.

In December 2004, we signed a co-promotion agreement with Solvay Pharmaceuticals to co-promote ACEON® in the United States. In August 2005, the FDA approved ACEON® for the treatment of patients with stable coronary artery disease to reduce the risk of cardiovascular mortality or non-fatal myocardial infarction. ACEON® is also approved by the FDA for the treatment of essential hypertension. We have hired and deployed a national cardiovascular specialty sales force that includes approximately 250 cardiovascular account specialists to promote ACEON® in the United States. Under this co-promotion agreement, we are entitled to receive from Solvay Pharmaceuticals, on average, approximately 50% to 60% of sales above a specified baseline level of net sales of ACEON®, if any.

We are developing our lead drug candidate, Ranexa, for the potential treatment of chronic angina. Unlike current anti-anginal drug therapies, Ranexa appears to exert its anti-anginal activity without depending on reductions in heart rate or blood pressure. If approved by the FDA, Ranexa would represent the first new class of anti-anginal therapy in the United States in more than 25 years. In October 2003, the FDA sent us an approvable letter indicating that Ranexa is approvable, that there is evidence that Ranexa is an effective anti-anginal, and that additional clinical information is needed prior to approval. In April 2005, we announced positive data from our Evaluation of Ranolazine In Chronic Angina, or ERICA study, which was conducted under the FDA’s special protocol assessment, or SPA, process. In July 2005, we submitted an amendment to our new drug application for Ranexa to the FDA, which has a regulatory action target date of January 27, 2006, and could lead to product approval from the FDA for the treatment of chronic angina in a restricted patient population. In order to potentially broaden the product labeling for Ranexa, if any, over time, we also reached written agreement with the FDA in August 2004 on a separate SPA agreement for a Phase 3 clinical study of Ranexa, known as Metabolic Efficiency with Ranolazine for Less Ischemia in Non-ST Elevation Acute Coronary Syndromes, or MERLIN TIMI-36. The MERLIN TIMI-36 study could support potential approval of Ranexa as first-line therapy for patients suffering from chronic angina. In order to obtain potential approval as first-line angina therapy, under the SPA the MERLIN TIMI-36 study must show no adverse trend in death or arrhythmia associated with Ranexa, and we must also perform a separate successful clinical evaluation of higher doses of Ranexa, which is ongoing. In addition the MERLIN TIMI-36 study, if positive, also could result in the approval of Ranexa for the treatment and long-term prevention of acute coronary syndromes. The MERLIN TIMI-36 study began enrollment in October 2004 and is being conducted by the Harvard-based TIMI Study Group. Based on the current enrollment rates and event rates for the study, both of which may decrease in the future, we expect that approximately 6,500 patients will be enrolled in the study, patient enrollment will be completed in the second quarter of 2006, the study will be completed by the fourth quarter of 2006, and preliminary study results could be available in the fourth quarter of 2006 or the first quarter of 2007.

In March 2004, we submitted a marketing authorization application, or MAA, to European regulatory authorities seeking approval of ranolazine for the treatment of chronic angina in Europe. The MAA was filed for review under the European regulatory authorities’ centralized procedure by our European subsidiary, CV Therapeutics Europe Limited. In October 2005, European regulatory authorities indicated that additional clinical pharmacokinetic information is needed prior to potential approval of ranolazine for the treatment of chronic angina in Europe. Because the European regulatory procedure does not provide a mechanism for obtaining and adding new information to an MAA at this point in the process, we withdrew the MAA seeking approval of ranolazine in Europe. We expect one or more additional clinical pharmacokinetic studies will be required prior to any approval of ranolazine, but not a large or lengthy clinical trial such as a large-scale efficacy study. We plan to continue working with European regulatory authorities to further clarify what is required prior to potential approval. Although we have not determined a target date for resubmission of an MAA, if the data from additional studies are positive, we would expect to resubmit an MAA seeking approval of ranolazine for the treatment of chronic angina in Europe.

Another one of our late stage compounds is regadenoson, a selective A2A-adenosine receptor agonist for potential use as a pharmacologic agent in myocardial perfusion imaging studies. We previously initiated two double-blind Phase 3 clinical trials of regadenoson. The first of the two Phase 3 studies of regadenoson met its primary endpoint by showing that myocardial perfusion imaging, or MPI, studies conducted with regadenoson were comparable to MPI studies conducted with the leading agent for MPI studies in the United States. The second Phase 3 study of regadenoson is ongoing. We expect to receive preliminary study results from the second Phase 3 study of regadenoson by the middle of 2006. If these data are positive we would expect to submit a new drug application for regadenoson to the FDA by the end of 2006. In addition, we have several ongoing clinical, research and preclinical development programs.

We are subject to risks common to biopharmaceutical companies, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory approvals, reliance on collaborative partners, enforcement of patent and proprietary rights, the need for future capital, potential competition, use of hazardous materials and retention of key employees. In order for a product to be commercialized, it will be necessary for us and, in some cases, our collaborators, to conduct preclinical tests and clinical trials, demonstrate the efficacy and safety of our product candidate to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Corporate Information

Our executive offices are located at 3172 Porter Drive, Palo Alto, California 94304, and our telephone number is (650) 384-8500. CV Therapeutics®, CVT®, the CV Therapeutics logo™ and Ranexa™ are our trademarks. All other service marks and all brand names or trademarks appearing in this prospectus are the property of their respective holders.

We maintain a website located at www.cvt.com. Information contained on our website is not incorporated by reference into and does not form a part of this prospectus.

The Offering

Issuer	CV Therapeutics, Inc.

Notes Offered for Resale	$150,000,000 aggregate principal amount of 2¾% Senior Subordinated Convertible Notes due 2012.

Maturity Date	May 16, 2012.

Interest and Payment Dates	2¾% per annum on the principal amount, payable semi-annually in arrears on May 16 and November 16 of each year, commencing November 16, 2004, to holders of record at the close of business on the preceding May 2 and November 2, respectively.

Interest Escrow	We placed a portion of the proceeds of the initial offering of the notes in an escrow account with the trustee under the indenture pursuant to which the notes were issued. Funds in the escrow account have been invested in government securities and will be used to make the first six scheduled interest payments on the notes. These interest payments are secured by a pledge of our interest in the escrow account. We may, at our option, elect to make the interest payments from our available funds. The notes are not otherwise secured. See “Description of Notes—Interest Escrow.”

Ranking	Except as described above under “Interest Escrow,” the notes are unsecured and rank subordinate to our existing and future senior debt, equally with our existing and future senior subordinated debt and senior to our existing and future subordinated debt. As of September 30, 2005, we had no senior debt outstanding. Because the notes are subordinated to our existing and future senior debt, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior debt, holders of the notes will not receive any payment until holders of the senior debt have been paid in full. The indenture under which the notes were issued does not prevent us or our subsidiaries from incurring additional senior debt or other obligations.

Conversion Rights	The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion rate of 56.5475 shares per $1,000 principal amount of notes per share, which is equal to a conversion price of approximately $17.68 per share. The conversion rate is subject to adjustment. See “Description of Notes—Conversion Rights.”

Optional Redemption	We may redeem all or a portion of the notes at any time on and after May 20, 2009 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to the date of redemption. See “Description of Notes—Optional Redemption.”

Fundamental Change	If we undergo a fundamental change (as described in this prospectus), you will have the option to require us to repurchase all or any portion of your notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, plus, in certain circumstances, a make-whole premium. We may, at our option, instead of paying the fundamental change purchase price in cash, pay it in shares of our common stock valued at a 5.0% discount from the market price of our common stock for the 20 trading days immediately preceding and including the third day prior to the date we are required to repurchase the notes, or in any combination of cash and shares of our common stock. We cannot pay the fundamental change purchase price in common stock unless we satisfy the conditions described in the indenture under which the notes were issued.

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

Trading	We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system. We cannot assure you as to the development or liquidity of any market for the notes.

Nasdaq Symbol for our Common Stock	Our common stock is listed on the Nasdaq National Market under the symbol “CVTX.” Each share of our common stock includes one right to purchase 1/100th of a share of our junior participating preferred stock.

Risk Factors	Investment in the notes and our common stock involves risk. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus and the documents incorporated by reference herein before investing in the notes or the common stock issuable upon conversion of the notes.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Incorporation by Reference.”

Risk Factors Relating to Our Business

We expect to continue to operate at a loss, and we may never achieve profitability.

We have experienced significant operating losses since our inception in 1990, including net losses of $107.8 million in 2002, $111.0 million in 2003, $155.1 million in 2004, and $153.9 million for the nine-month period ended September 30, 2005. As of September 30, 2005, we had an accumulated deficit of $738.5 million. The process of developing and commercializing our products requires significant research and development work, preclinical testing and clinical trials, as well as regulatory approvals, significant marketing and sales efforts, and manufacturing capabilities. These activities, together with our general and administrative expenses, require significant investments and are expected to continue to result in operating losses for the foreseeable future. We have not generated any product revenues to date, and even after we generate product-related revenues relating to ACEON®, if any, and other approved products, if any, we may never achieve or sustain profitability. For example, our marketing and sales costs increased significantly as we began co-promoting ACEON® in the United States in 2005 and as we prepare to launch Ranexa in 2006, if approved, and we do not expect to obtain sufficient revenues from ACEON® alone or from the potential launch of Ranexa in 2006, to achieve or sustain profitability without requiring potential additional funding in order to complete future research, development and commercialization activities and/or acquisition of additional product opportunities.

If we are not successful in increasing market acceptance of ACEON®, or if we do not receive FDA marketing approval for the amended new drug application relating to Ranexa, the significant amounts of capital that we are spending to commercialize ACEON® and for the potential commercialization of Ranexa would be lost.

We are spending significant amounts of capital to provide and/or enhance infrastructure and headcount in order to market and promote ACEON® under our co-promotion agreement with Solvay Pharmaceuticals. In August 2005, the FDA approved ACEON® for the treatment of patients with stable coronary artery disease to reduce the risk of cardiovascular mortality or non-fatal myocardial infarction. Prior to this labeling expansion, ACEON® was approved by the FDA for the treatment of essential hypertension. To date, there have been only minimal product sales of ACEON® in the United States. If we are not successful in increasing the market acceptance of ACEON®, the lack of product-related revenues combined with our greatly increased headcount and associated costs to support marketing, promotion and sales of the product would increase our cash requirements, negatively impact our stock price and result in additional operating losses. Our ACEON®-related operating expenditures include building and maintaining our sales and marketing infrastructure, and hiring, training, deploying, retaining and funding ongoing operations of a national cardiovascular specialty sales force including approximately 250 cardiovascular account specialists.

In addition to our investments in connection with the ACEON® co-promotion arrangement, we have made and are continuing to invest significant amounts of capital in connection with the potential launch of Ranexa in 2006. In April 2005, we announced positive data from the ERICA study that could support the potential approval of Ranexa for the treatment of chronic angina in a restricted patient population. In July 2005, we submitted an amendment to our Ranexa new drug application to the FDA, and the FDA has informed us that the regulatory action target date is in January 2006. Even if Ranexa is approved by the FDA, we expect that there is likely to be a delay between the approval date and when we will be able to launch the product on the market. We expect the level of our operating expenses to increase substantially in connection with the potential market launch of

Ranexa in the United States in a restricted patient population in the first half of 2006. Our previous and ongoing investments in preparation for the potential launch of Ranexa could be lost if we do not receive marketing approval for Ranexa in the United States. In addition, if FDA approval of Ranexa is delayed, we will incur additional commercialization expenses at a later date to prepare for a delayed launch of Ranexa, if any. Even if we receive FDA approval of Ranexa for the treatment of chronic angina in a restricted patient population, our previous and ongoing investments could be lost if Ranexa does not achieve sufficient market acceptance, which is dependent on many factors, many of which are beyond our control, such as the scope of approved product labeling and acceptance of the product on government and managed care formularies.

Our Ranexa commercialization efforts and investments include further building our sales and marketing infrastructure, increasing our marketing communications efforts, building product inventory and additional hiring. The loss of these investments would harm our business, increase our cash requirements and result in additional operating losses and a substantial decline in our stock price.

Our operating results are subject to fluctuations that may cause our stock price to decline.

As we transition from a research and development-focused company to a company with commercial operations and product-related revenues, we expect that our operating results will continue to fluctuate. Our product revenues will be highly unpredictable and may fluctuate due to many factors, many of which we cannot control. For example, factors affecting our product revenues presently or in the future could include:

•	the timing and success of product launches by us and our collaborative partners;

•	the level of demand for our products, including physician prescribing habits;

•	wholesaler buying patterns;

•	government and managed care formulary acceptance and favorable formulary position of our products;

•	reimbursement rates or policies;

•	government regulations;

•	increased competition from new or existing products, including lower-priced generic products;

•	changes in our contract manufacturing activity, including the availability or lack of commercial supplies of products and samples for promotion and distribution;

•	the timing of non-recurring license fees and the achievement of milestones under new and existing license and collaborative agreements; and

•	our product marketing, promotion, distribution, contracting and pricing strategies and programs, including, without limitation, managed care contracting, post-approval studies and product lifecycle planning.

Under our co-promotion arrangement relating to ACEON®, we are entitled to receive from Solvay Pharmaceuticals, on average, approximately 50% to 60% of sales above a specified baseline level of sales, if any. In addition to the foregoing market factors that may affect product-related revenues under the co-promotion arrangement, there are provisions in our agreement that could also affect product-related revenues, if any, that we receive. For example, the amount of product-related revenues we receive under the agreement will be modified if the FDA approves a generic to perindopril in the United States, if we do not meet our minimum marketing and promotional commitments under the agreement, or if we allow Solvay Pharmaceuticals to provide at least a specified number of details and that number turns out to be the majority of product details in any given year. In addition, product-related revenues we receive will be affected if the specified baseline level of sales is increased, which baseline adjustment would occur as a result of our failure to achieve net sales of the product in any quarter after September 2005 that are less than the quarterly baseline amount. The product-related revenues we receive will be affected by the pricing of the product, which is controlled by Solvay Pharmaceuticals subject to specified limitations in the agreement, and by managed care contracting for the product, which is also controlled by Solvay Pharmaceuticals.

In addition, our expenses, including payments owed by us under licensing, collaborative or manufacturing arrangements, are unpredictable and may fluctuate from quarter to quarter. We believe that quarter-to-quarter comparisons of our operating results are not a good indicator of our future performance and should not be relied upon to predict our future performance. Also, our operating results in a particular quarter or quarters may not meet the expectations of securities analysts or investors, causing the market price of our common stock to decline.

If we are unable to secure additional financing, we may be unable to complete our research and development activities or successfully commercialize any of our products.

We had approximately $522.8 million in cash, cash equivalents and marketable securities as of September 30, 2005, which we expect will be sufficient to fund our current operations for at least the next 18 months. We currently estimate that our net loss for 2005 will be approximately $215.0 million to $225.0 million. Although we began to commercialize ACEON® during the second quarter of 2005, we have generated no product-related revenue to date and do not expect to generate sufficient product-related revenues through our United States co-promotion of ACEON® or sufficient product revenues from our potential launch of Ranexa in 2006, if approved, to achieve profitability without requiring potential additional funding in order to complete future research, development and commercialization activities and/or acquisition of additional product opportunities.

Our need for additional funding will depend on many factors, including, without limitation:

•	the amount of revenue, if any, that we are able to obtain from any approved products, and the time and costs required to achieve those revenues;

•	the timing, scope and results of preclinical studies and clinical trials;

•	the size and complexity of our research, development and commercialization programs;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs of launching our products;

•	the costs of commercializing our products, including marketing, promotional and sales costs;

•	the costs of manufacturing or obtaining preclinical, clinical and commercial materials and building and maintaining adequate product inventories;

•	our ability to establish and maintain strategic collaborative partnerships, such as our arrangement with Solvay Pharmaceuticals and our arrangement with Astellas US LLC;

•	competing technological and market developments;

•	the costs involved in filing, prosecuting, maintaining and enforcing patent claims;

•	the costs of any potential acquisition or licensing activities; and

•	progress in our research, development and commercialization efforts.

There may be additional factors that could affect our need for additional financing. Many of these factors are not within our control.

Additional financing may not be available on acceptable terms or at all. If we are unable to raise additional funds, we may, among other things:

•	have to delay, scale back or eliminate some or all of our research and/or development programs;

•	have to delay, scale back or eliminate some or all of our commercialization activities;

•	lose rights under existing licenses;

•	have to relinquish more of, or all of, our rights to product candidates on less favorable terms than we would otherwise seek; and

•	be unable to operate as a going concern.

If additional funds are raised by issuing equity or convertible debt securities, our existing stockholders will experience dilution.

Our failure to manage our rapid growth could harm our business.

We have experienced rapid growth, particularly in 2005, and expect to continue to expand our operations over time. As we perform under the co-promotion arrangement relating to ACEON®, continue to test Ranexa in clinical trials and prepare for the potential approval and commercialization of Ranexa, continue to conduct clinical trials for our other product candidates and continue our drug discovery efforts, we have added personnel in many areas, including operations, sales, marketing, regulatory, clinical, finance, information systems and other general and administrative functions. Our growth can be measured by our increasing net losses. For the fiscal years ended December 31, 2002, 2003 and 2004, and the nine months ended September 30, 2005, our net losses were $107.8 million, $111.0 million, $155.1 million, and $153.9 million, respectively. We currently estimate that our net loss for 2005 will be approximately $215.0 million to $225.0 million. In connection with the co-promotion of ACEON® and the potential launch of Ranexa in the United States for the treatment of chronic angina in a restricted patient population, we have experienced additional significant growth in our personnel, training and facility-related expenses, including the training and maintenance of a national cardiovascular specialty sales force that includes approximately 250 cardiovascular account specialists. We may not manage this growth effectively, which would harm our business and cause us to incur higher operating costs. If rapid growth continues, it may strain our operational, managerial, administrative and financial resources.

The commercialization of our products is substantially dependent on our ability to develop effective sales and marketing capabilities.

Our successful commercialization of ACEON® and, if approved, Ranexa will depend on our ability to establish effective sales and marketing capabilities. In 2005 we have hired, trained and deployed our first national cardiovascular specialty sales force to promote ACEON®, and we are hiring and training additional personnel to support the potential launch of Ranexa in 2006. Even if Ranexa is approved by the FDA, we expect that there is likely to be a delay between the approval date and when we will be able to launch the product on the market. Recruiting, hiring, training, deploying and retaining a national sales force and additional sales and marketing personnel, however, is very expensive, complex and time-consuming, and could delay our ability to co-promote ACEON®, or our ability to launch Ranexa, if approved, or any other approved product, if any. We do not know whether we will be able to develop these capabilities in a timely fashion, if at all. If we are unable to develop effective marketing and sales capabilities, we will not gain market acceptance for our approved products.

The successful commercialization of our products is substantially dependent on the successful and timely performance of our strategic collaborative partners and other vendors, over whom we have little control.

Our key collaborative partnerships, collaborations and licenses include the following:

•	University of Florida Research Foundation—a 1994 license agreement under which we received patent rights to develop and commercialize new potential drugs known as A1-adenosine receptor antagonists and agonists;

•	Roche Palo Alto LLC—a 1996 license agreement under which we received rights to develop and commercialize ranolazine for the treatment of angina and other cardiovascular indications;

•	Astellas US LLC—a 2000 collaboration and license agreement to develop and commercialize regadenoson as a second generation pharmacologic cardiac stress agent; and

•	Solvay Pharmaceuticals, Inc.—a 2004 co-promotion agreement under which we are co-promoting ACEON® in the United States with Solvay Pharmaceuticals.

The successful commercialization of our ACEON® and regadenoson programs will depend significantly on the efforts of our collaborative partners for each of these programs. For instance, under our co-promotion agreement for ACEON® in the United States, Solvay Pharmaceuticals is responsible for the manufacture, distribution (including pricing and managed care contracting), development and regulatory approval of ACEON®. Solvay Pharmaceuticals is also responsible for promoting ACEON® to primary care physicians in the United States, and is responsible for supplying product samples to support all promotional efforts. Under our agreement with Astellas, Astellas is responsible for the commercial manufacture and distribution, promotion, marketing and sales of regadenoson in North America, if approved.

We cannot control the amount and timing of resources that any of our collaborative partners devote to these programs. Conflicting priorities may cause any of our collaborative partners to deemphasize our programs or to pursue competing technologies or product candidates. In addition, these arrangements are each complex, and disputes may arise between the parties, which could lead to delays in the development or commercialization of the products involved. If Solvay Pharmaceuticals fails to perform its obligations under the co-promotion agreement with us relating to ACEON®, we would receive less or even no product-related revenues under the co-promotion agreement. If Astellas fails to successfully manufacture, market and sell regadenoson in North America, if approved, we would receive less or even no product-related revenues under the collaboration and licensing agreement. To the extent that we enter into additional co-promotion or other commercialization arrangements in the future, our revenues will continue to depend in part upon the efforts of third parties over which we will have little control.

Our successful commercialization of ACEON® and Ranexa, if approved, will also depend on the performance of numerous third-party vendors over which we have little control. For example, we will rely on third-party vendors to manufacture and distribute Ranexa, if approved, and to administer any physician sampling programs relating to ACEON® or Ranexa, if approved. As a result, our level of success in commercializing ACEON® and Ranexa, if approved, will depend significantly on the efforts of these third parties, as well as our strategic partners.

Our products, even if approved by the FDA or foreign regulatory agencies, may not achieve market acceptance and revenues.

The FDA approved expanded product labeling for ACEON® in August 2005. If Ranexa or any of our other product candidates are approved by the FDA or foreign regulatory authorities, but such product(s) or ACEON® fail to achieve market acceptance, our product sales and our ability to generate product revenues sufficient to become profitable in the future will be adversely affected. Many factors may affect the rate and level of market acceptance and product revenues, if any, of ACEON® in the United States, or of Ranexa or any of our other product candidates, if approved. These factors include:

•	our ability to provide acceptable evidence of the product’s safety, efficacy, cost-effectiveness and convenience compared to that of similar or competing products or therapies;

•	product labeling claims approved by regulatory authorities for the product and for similar or competing products or therapies;

•	the perception of physicians and other members of the healthcare community of the product’s safety, efficacy, cost-effectiveness and convenience compared to that of similar or competing products or therapies;

•	patient and physician satisfaction with the product and with similar or competing products or therapies;

•	the scope and effectiveness of our sales and marketing efforts and those of our collaborative partners, including Solvay Pharmaceuticals and Astellas;

•	the size of the market for the product;

•	any publicity concerning the product or similar or competing products or therapies;

•	the introduction, availability and acceptance of similar or competing products or therapies, including lower-priced generic products;

•	the availability and level of third-party reimbursement for the product and for similar or competing products or therapies;

•	the ability to gain formulary acceptance and favorable formulary positioning on government and managed care formularies, including in relation to similar or competing products or therapies, and whether or not product utilization restrictions such as prior authorization are required for the product and for similar or competing products or therapies;

•	the success of ongoing development work relating to the product, including Ranexa and regadenoson, which are still being studied in clinical trials;

•	new data or adverse event information relating to the product or any similar or competing products or therapies and any resulting regulatory or other scrutiny;

•	our ability to satisfy post-marketing safety surveillance responsibilities and safety reporting requirements;

•	whether or not regulatory authorities impose risk management programs on the product, which can vary widely in scope, complexity, and impact on market acceptance of a product, and can include education and outreach programs, controls on the prescribing, dispensing and/or use of the product, and/or restricted access systems;

•	the continued availability of third parties to manufacture and distribute the product and product samples on acceptable terms, and the continued ability to manufacture commercial-scale quantities of the product successfully and on a timely basis;

•	the outcome of patent or product liability litigation, if any, related to the product or similar or competing products or therapies;

•	federal and state statutory and regulatory developments relating to the development, manufacture, commercialization or use of the product or similar or competing products or therapies; and

•	changes in the regulatory and/or commercial environment for biopharmaceutical products generally.

For example, we believe that the level of market acceptance of our products will depend in part on our ability to obtain favorable labeling claims from regulatory authorities, which have broad discretion in approving the labeling for products. Approved product labeling, if any, will have a direct impact on our marketing, promotional and sales programs. Unfavorable labeling will restrict our marketing, promotional and sales programs, which would adversely affect market acceptance of our products.

Regulatory authorities approve product labeling with reference to the preclinical and clinical data that form the basis of the product approval, and as a result the scope of approved labeling is generally impacted by the available data. For example, if Ranexa receives an initial marketing approval in the United States based on the trials conducted to date, the approved product labeling would be for a restricted patient population, which would be only a portion of the overall angina patient population. The special protocol assessment, or SPA, that we agreed on with the FDA for the ERICA trial of Ranexa does not include draft labeling for Ranexa or otherwise contain any other agreements relating to potential product labeling. As a result, while we generally understand that the product labeling would be for a restricted population of chronic angina patients, we are uncertain regarding any specifics of what approved product labeling we could obtain in the event of FDA approval of Ranexa. The approved product labeling, if any, for Ranexa could be very restrictive or less restrictive or anywhere in between, and will have an important impact on the size of the potential market for Ranexa. In addition, the SPA agreement relating to the ERICA study does not define what is meant by a restricted patient population, and this would need to be agreed upon with the FDA. Various possible profiles of resistant patients suggest a restricted patient population of anywhere from approximately 10% to 25% percent of angina patients in the United States, although depending on the definition of restricted patient population determined by the FDA, the actual percentage could be significantly lower than these estimates. These estimates are not a market forecast, and significant uncertainty remains regarding Ranexa’s potential product labeling and its impact on potential market acceptance. In addition, any approval of Ranexa for broader use with angina patients will require successful completion of our MERLIN TIMI-36 clinical trial and a separate successful clinical evaluation of higher doses of Ranexa, which is ongoing.

In addition to product labeling, the market acceptance of our products, and the product revenues, if any, generated by our products will also depend on other factors such as product pricing, product dosing and patient compliance. The pricing decisions we make for our products will have an impact on formulary acceptance and positioning, reimbursement coverage, product usage and the level of market acceptance and product revenues, if any, for our products. In addition, product dosing and usage decisions by physicians and patients can affect product revenues.

Our ability to compete successfully in our market will also directly affect the market acceptance of our products, and the product revenues, if any, generated by our products. The biopharmaceutical industry, and the market for cardiovascular drugs in particular, are intensely competitive. For example, ACEON® is one of eleven ACE inhibitors available in the United States. ACEON® and any of our other products that receive regulatory approval will compete with well-established branded and generic cardiovascular therapies that have generated substantial sales over a number of years and are widely used by health care practitioners. In particular, ACEON® will compete with a single entrenched branded ACE inhibitor with substantial United States sales and marketplace acceptance. Our success in increasing market acceptance of ACEON®, and in generating product-related revenues, if any, from ACEON®, will depend in large part on our ability to modify long-established prescribing patterns. In 2005, we deployed a national cardiovascular specialty sales force that includes approximately 250 cardiovascular account specialists. We do not know if this sales force will be sufficient in size or scope to compete successfully in the marketplace. Among other factors, we may not be able to gain sufficient access to healthcare practitioners or formulary acceptance or favorable formulary positioning with government or managed care plans, which would have a negative effect on our ability to promote our products and gain market acceptance.

In addition to direct competition, our products will also have to compete against the promotional efforts of other products in order to be noticed by physicians, patients and managed care plans. The level of promotional effort in the biopharmaceutical marketplace is substantial, and many of the other companies are well established in the market. We cannot assure you that we will be able to compete successfully in the marketplace or achieve any market acceptance of our products.

Even after a product has been approved for commercial sale, if we or others identify previously known or unknown side effects or potential safety concerns, product approval could be withdrawn or sales of the product could be significantly reduced.

If we or others identify previously unknown side effects for any of our approved products, or if any already known side effect becomes a more serious concern than was previously thought on the basis of new data or other developments relating to our product or to similar or competing products or therapies, or if the quality of the product manufactured is compromised or other potential safety concerns occur or arise:

•	sales of our product may decrease significantly;

•	regulatory approval of our product may be withdrawn;

•	we may decide to withdraw the product from the market;

•	we may be required to recall manufactured product from the market and/or supply chain;

•	reformulation of the product, additional preclinical or clinical studies, changes in labeling of the product or changes to, inspections or re-approvals of product-related manufacturing facilities may be required;

•	our reputation and the reputation of our product in the marketplace may suffer; and

•	lawsuits, including class action suits, may be brought against us, which could result in significant potential liability, and could be costly, time-consuming and risky to defend.

Any of the above occurrences could harm or prevent sales of ACEON®, of Ranexa, if approved, or of any other of our approved products, if any, or could increase the costs and expenses of commercializing our products. In addition, determining whether or not a product presents previously unknown safety risks, or presents greater hazards than previously expected with respect to known side effects, is a complex and ongoing endeavor that involves, among other things, the interpretation of large amounts of data such as epidemiologic findings. These data are often subject to multiple interpretations, and regulatory authorities and/or healthcare professionals may interpret these data differently than we do. Similarly, patients using a product may perceive a risk based on their individual experience or other information they obtain regarding the product. Such concerns could give rise to potential regulatory and liability issues with regard to our products. For example, if we or others observe or perceive that Ranexa, if approved, is possibly or probably associated with fatal arrhythmias, then Ranexa could fail to gain market acceptance, could lose any market acceptance it has gained, could be withdrawn from the market and/or could become the subject of product liability litigation, even though to date there have been no cases of fatal arrhythmias associated with Ranexa reported in the clinical trials of Ranexa.

If we are unable to compete successfully in our market, it will harm our business.

There are many existing drug therapies approved for the treatment of the diseases targeted by our products, and we are also aware of companies that are developing new potential drug products that will compete in the same markets as our products. For example, in the United States, there are presently 10 generic and/or branded ACE inhibitors that compete with ACEON®, including at least one branded ACE inhibitor with substantially higher United States sales and marketplace acceptance compared to ACEON®. In addition, there are over 50 companies currently marketing generic and/or branded anti-anginal drugs (beta-blockers, calcium channel blockers and nitrates) in the United States, and additional potential therapies may be under development or approved that could compete with Ranexa. In addition, in the United States there are over 10 companies currently marketing generic and/or branded pharmacologic stress agents, and we believe that at least two potential A2A-adenosine receptor agonist compounds are under development that could compete with regadenoson. There may also be potentially competitive products and therapies of which we are not aware. Many of these potential competitors may have substantially greater product development capabilities and financial, scientific, marketing and sales resources than we do. Other companies may succeed in developing products earlier or obtaining approvals from regulatory authorities more broadly or more rapidly than either we or our collaborative partners are able to achieve. Potential competitors may also develop products that are safer, more effective or have other potential advantages compared to our products. In addition, research and development by others could render our technology or our products obsolete or non-competitive.

Failure to obtain formulary acceptance, favorable formulary position and adequate reimbursement from government health administration authorities, private health insurers and other organizations for our products would materially adversely affect our future business, market acceptance of our products, results of operations and financial condition.

Our ability and the ability of our collaborative partners to market and sell our products will depend significantly on the extent to which our products will be accepted on government and managed care formularies and on the level, if any, of reimbursement for the cost of our products that will be available from government health administration authorities, private health insurers and other organizations. Managed care private payers and governmental health administration authorities are increasingly attempting to limit and/or regulate the availability of and their acquisition costs for medical products and services, especially branded prescription drugs. For example, under the Medicare Prescription Drug Improvement and Modernization Act of 2003, Medicare beneficiaries will be able to elect coverage for prescription drugs under Medicare Part D starting in 2006, and the various entities providing such coverage in the marketplace will attempt to negotiate discounts and other price concessions from pharmaceutical manufacturers. The full impact of this new law and the new Medicare coverage options on our business as it relates to ACEON® and to our product candidates that are not yet approved, especially Ranexa (which is a potentially new product class), is not yet clear to us. Significant uncertainty exists as to the reimbursement status of newly approved health care products under the new Medicare program, including when the new product is in a potentially new product class. The acceptance of our products under the new Medicare program is uncertain, and will depend in part on specific decisions regarding the level of coverage provided for the therapeutic categories in which our products are included, the terms on which such coverage is provided (including utilization restrictions such as required prior authorizations), and the extent to which preference is given to selected products in a category through favorable formulary position. Patients covered by Medicare constitute a significant portion of patients that could be potential customers for our products, and we cannot assure you that ACEON®, Ranexa, if approved, or any other approved products, if any, will be accepted on the formularies of any Medicare Part D plans, what formulary position or restrictions might apply, or over what time frame such formulary placement and reimbursement decisions will be made. Failure to obtain Medicare Part D coverage for our products would have a negative effect on the revenue, if any, that we derive from sales of any of our products.

In addition to the uncertainties in the landscape of government programs and managed care plans introduced by the new Medicare Part D requirements, significant uncertainty exists as to the reimbursement status of newly approved health care products under other government programs, such as Medicaid, and managed care plans generally, that serve significant portions of the potential market for new drugs and products in the United States. Patients covered by Medicaid, other government programs and/or private payer managed care plans constitute a significant portion of patients that could be potential customers for our products, and we cannot assure you that ACEON®, Ranexa if approved or any other approved products, if any, will be accepted on the formularies of any such government programs or managed care plans, or over what time frame such formulary and reimbursement decisions will be made. Failure to obtain such coverage for our products would have a negative effect on the revenue, if any, that we derive from sales of any of our products. In addition, the increased emphasis on managed healthcare in the United States will put additional pressure on the pricing and usage of any of our products, which may adversely affect product sales and revenues.

Even if our products are deemed to be safe and effective by regulatory authorities, managed care private payers and governmental health administration authorities may direct patients to generic products or other lower-priced therapeutic alternatives, and there are an increasing number of such alternatives available. Some payers establish a preference for selected products in a category and provide higher levels of coverage for preferred products, for example, by requiring higher co-payments for non-preferred products. The current level of formulary acceptance and payer reimbursement for ACEON® is low, and we may not be able to increase reimbursement levels or product revenues. We cannot predict the formulary status, ultimate availability or amount of reimbursement for ACEON® or our potential product candidates, especially Ranexa (which is in a potentially new product class), or how our products will or would be positioned relative to similar or competing products or therapies. Failure to obtain such coverage for our products would have a negative effect on the revenue, if any, that we derive from sales of any of our products.

Current reimbursement policies may change at any time. If reimbursement for ACEON® or our potential product candidates, including Ranexa, changes adversely, health care providers may limit how much or under what circumstances they will prescribe or administer our products. This could result in lower product revenues.

In addition, for sales of our products in Europe, if approved, we will be required to seek product pricing and/or reimbursement approvals on a country-by-country basis. We cannot be certain that any products approved for marketing will be considered cost effective, that reimbursement will be available, or that allowed reimbursement will be adequate. In addition, payers’ reimbursement policies could adversely affect our or any collaborative partners’ ability to sell our products on a profitable basis.

Our customer base may be highly concentrated.

We expect that our principal customers will be wholesale drug distributors. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. Three large wholesale distributors, Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation,

control a significant share of the market in the United States. The loss or bankruptcy of any of these customers could materially and adversely affect our future results of operations and financial condition, and the product stocking and inventory management decisions of these customer could significantly impact our results of operations. As we prepare for the potential commercialization of Ranexa in the United States, we may not obtain favorable distribution terms from these customers, due to our very limited track record selling products in the United States.

Guidelines and recommendations published by various organizations may affect the use of our products.

Government agencies issue regulations and guidelines directly applicable to us and to our products. In addition, professional societies, practice management groups, private health or science foundations, and organizations involved in various diseases from time to time publish guidelines or recommendations to the health care and patient communities. These various sorts of recommendations may relate to such matters as product usage, dosage, route of administration, and use of related or competing therapies. These organizations have in the past made recommendations about our products or similar or competing products or therapies, such as the recommendations of the Joint National Committee relating to the treatment of hypertension and the treatment guidelines of the American Heart Association relating to chronic angina. These sorts of recommendations or guidelines could negatively impact the market acceptance and sales of our products, for instance if they do not endorse the usage of our products. In addition, the perception by securities analysts and investors that any such recommendations or guidelines will result in decreased use of our products could adversely affect the market price of our common stock.

We may be required to cooperate in investigations, defend lawsuits or pay damages in connection with the alleged or actual violation of healthcare statutes such as fraud and abuse laws, and our corporate compliance programs can never guarantee that we are in full compliance with all relevant federal and state laws and regulations.

Our commercialization efforts in the United States are subject to various complex federal and state laws pertaining to pharmaceutical promotion and/or healthcare fraud and abuse, including the Food, Drug and Cosmetic Act, the Prescription Drug Marketing Act, federal and state anti-kickback laws and false claims laws, and state laws regarding product price and marketing activities reporting. Anti-kickback laws make it illegal for a prescription drug manufacturer to offer or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payers (including Medicare and Medicaid), claims for reimbursed items or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. A variety of state laws require detailed disclosures relating to marketing and promotional activities and/or product pricing. Our activities relating to the sale and marketing of our products, and those of our collaborative partners such as Solvay Pharmaceuticals and Astellas, are subject to these complex laws and regulations and to potential scrutiny and investigation by a variety of federal and state regulators. Violations may be punishable by significant criminal and/or civil fines and other penalties, as well as exclusion of the approved product from coverage under governmental healthcare programs (including Medicare and Medicaid). If the government were to initiate an investigation or allegations against us or any of our employees or agents, or obtain sanctions or convictions, for purported violations of these laws and regulations, there could be a material adverse effect on our business, including our stock price. Similarly, if Solvay Pharmaceuticals or Astellas become subject to investigation, sanction or conviction, our ability to continue to commercialize the product and/or obtain revenues from its sale could be seriously impaired or stopped altogether.

Our activities and those of our collaborative partners could be subject to challenge for many reasons, including the broad scope and complexity of these federal and state laws and regulations and the high degree of prosecutorial resources and attention being devoted to the commercialization practices of biopharmaceutical companies by law enforcement authorities. During the last few years, numerous biopharmaceutical companies have paid multi-million dollar fines for alleged violations of these laws and regulations and have entered into long-term settlement agreements with onerous requirements that restrict marketing and sales activities, and other companies are under active investigation. Although we are in the process of developing and implementing corporate compliance programs as part of our commercialization preparations relating to ACEON® and other potential products including Ranexa, if approved, we cannot assure you that we or our employees or agents are or will be in full compliance. If we fail to comply with any of these federal or state laws or regulations, various negative consequences could result, including the termination of clinical studies, the failure to gain regulatory approval of a product candidate, restrictions on our products or manufacturing processes, withdrawal of the approved product from the market, exclusion of the approved product from coverage under governmental healthcare programs (including Medicare and Medicaid), significant criminal and/or civil fines or other penalties, and costly, time-consulting and risky litigation. In addition, our efforts to comply with these laws are time-consuming and expensive.

Under our co-promotion arrangement relating to ACEON®, Solvay Pharmaceuticals can terminate the agreement due to our uncured material breach, which could include our failure to comply with applicable laws and regulations relating to our commercialization efforts for ACEON®.

We have no manufacturing facilities and will depend on third parties to manufacture our products.

We do not operate any manufacturing facilities, and we currently lack the resources and capability to manufacture any of our products ourselves on a clinical or commercial scale. As a result, we are dependent on collaborative partners, licensees, contract manufacturers or other third parties for the manufacturing of clinical and commercial scale quantities of all of our products.

For example, under our co-promotion agreement with Solvay Pharmaceuticals, Solvay Pharmaceuticals is responsible for the manufacture and distribution of ACEON®, and the manufacture of product samples. Solvay Pharmaceuticals, in turn, is dependent on third parties for the manufacture of the active pharmaceutical ingredient and the drug product. We also have entered into several agreements with third party manufacturers relating to Ranexa, including for commercial scale manufacture of bulk active pharmaceutical ingredient, tableting, packaging and supply of a raw material component of the product. We currently rely on a single supplier at each step in the production cycle of Ranexa. In addition, under our agreement with Astellas relating to regadenoson, Astellas is responsible for the commercial manufacture and supply of regadenoson, if approved. Astellas, in turn, is dependent on third parties for the manufacture of the active pharmaceutical ingredient and the drug product. The successful co-promotion of ACEON®, and the successful commercial launch of Ranexa and regadenoson, if approved, are each dependent on these arrangements, and would be negatively affected by any delays or difficulties in performance on the part of Solvay Pharmaceuticals or Astellas or their respective third party manufacturers, in the case of ACEON® or regadenoson, or our third party manufacturers in the case of Ranexa. Examples of such delays or difficulties include the failure of any manufacturers to supply product on a timely basis or at all, to manufacture our product in compliance with product specifications or applicable quality or regulatory requirements, or to manufacture products or samples in volumes sufficient to meet market demand. Because we presently rely on a single supplier at each step in the production cycle for Ranexa, the occurrence of any of these delays or difficulties could negatively impact our business prospects and our stock price.

Furthermore, we and some of our third party manufacturers, laboratories and clinical testing sites must pass pre-approval inspections of facilities by the FDA and corresponding foreign regulatory authorities before obtaining marketing approvals, including in connection with the review of any new drug application relating to our product candidates such as Ranexa and regadenoson. For example, the FDA or other regulatory authorities may conduct validation inspections prior to the launch of an approved product. Manufacturing facilities remain subject to periodic inspection by the FDA and other domestic and foreign regulatory authorities after product approval. We cannot guarantee that any such inspections will not result in compliance issues that could prevent or delay marketing approval, trigger product recalls or withdrawals from the market, or require us to expend significant money and other resources to correct. In addition, we or our third party manufacturers are required to adhere to stringent federal regulations setting forth current good manufacturing practices for pharmaceuticals. These regulations require, among other things, that we manufacture our products and maintain our records in a carefully prescribed manner with respect to manufacturing, testing and quality control activities. In addition, drug product manufacturing facilities in California must be licensed by the State of California, and other states may have comparable requirements. We cannot assure you that we or our third party manufacturers will be able to satisfy these stringent regulations or obtain needed licenses.

Any delay in the development of any of our drug product candidates, or negative study results, could harm our business.

All of our product candidates in development require preclinical studies and/or clinical trials, and require regulatory review and approval, prior to commercialization. Any delays in the development of our product candidates would delay our ability to seek and obtain regulatory approvals, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses. One potential cause of a delay in product development is a delay in clinical trials. Many factors could delay completion of our MERLIN TIMI-36 clinical trial of Ranexa or our other clinical trials, including, without limitation:

•	slower than anticipated patient enrollment;

•	difficulty in obtaining sufficient supplies of clinical trial materials; and

•	adverse events occurring during the clinical trial.

Our Phase 3 MERLIN TIMI-36 clinical trial of Ranexa, which is ongoing, is expected to enroll approximately 6,500 patients. The completion of this clinical study is dependant on achieving pre-specified numbers of selected events, not on achieving the target patient enrollment figure. Based on the current enrollment rates and event rates for the study, both of which may decrease in the future, we expect that approximately 6,500 patients will be enrolled in the study, patient enrollment will be completed in the second quarter of 2006, the study will be completed by the fourth quarter of 2006, and preliminary study results could be available in the fourth quarter of 2006 or the first quarter of 2007. However, the completion of our MERLIN TIMI-36 clinical trial may be delayed or prevented due to lower than anticipated enrollment rates, lower than anticipated event rates, or adverse events, such as unexpected or severe drug-related side effects. The MERLIN TIMI-36 clinical trial of Ranexa is a large and expensive clinical study, and any delay in its conduct or completion could adversely affect our statements of operations and our stock price.

We may be unable to maintain our proposed schedules for investigational new drug applications, which are regulatory filings made to the FDA to allow human clinical testing in the United States, and equivalent foreign applications to other regulatory agencies. In addition, we may be unable to maintain our proposed schedules for the submission of clinical trial protocols to the FDA and other regulatory agencies and for the initiation and completion of our clinical trials, as a result of FDA or other regulatory action or other factors, such as lack of funding, poor enrollment or the occurrence of adverse safety effects or other complications that may arise in any phase of a clinical trial program.

Furthermore, even if our clinical trials are completed on schedule, the data and results may differ from those obtained in preclinical studies and earlier clinical trials. Clinical trials may not demonstrate sufficient safety or efficacy to obtain the necessary marketing approvals. For example, although our previous Phase 3 trials of Ranexa had positive results, our ongoing MERLIN TIMI-36 study of Ranexa is in a different patient population for a different potential use with different entry criteria and different measures of efficacy. These factors, other differences and the inherent variability of clinical trial results mean that there can be no assurance that we will obtain positive results from the MERLIN TIMI-36 study or any of our other clinical studies.

Another potential example of variability in clinical study results concerns our regadenoson program. In August 2005, we announced that the first of two identical Phase 3 studies of regadenoson had met its primary endpoint; we expect initial data from the second Phase 3 study of regadenoson will be available by the end of the second quarter of 2006. The design of our identical Phase 3 studies is different from the designs of our prior clinical studies of regadenoson. The two Phase 3 studies are non-inferiority studies, using a complex analysis based on multiple readings of nuclear imaging scans by various blinded human readers. In light of the novel study design for the Phase 3 clinical studies, as well as the inherent variability of human readings of nuclear imaging scans (because a single scan reviewed by two different readers, or even a single scan reviewed twice by the same reader, can produce different results), there can be no assurance that we will obtain positive results from the second Phase 3 study of regadenoson, or that the positive results of the first Phase 3 study of regadenoson will be predictive of the results of the second Phase 3 study of regadenoson, which is ongoing. We expect to receive preliminary study results from the second Phase 3 study of regadenoson by the middle of 2006. If these data are positive we would expect to submit a new drug application for regadenoson to the FDA by the end of 2006.

All of our product candidates in development require regulatory review and approval prior to commercialization. Any delay in the regulatory review or approval of any of our product candidates will harm our business.

All of our product candidates in development require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our product candidates would delay market launch, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses.

The process of obtaining FDA and other regulatory approvals, including foreign regulatory approvals, often takes many years and varies substantially based upon the type, complexity and novelty of the product involved. Furthermore, this approval process is extremely complex, expensive and uncertain. We may not be able to maintain our proposed schedules for the submission of any new drug application in the United States or any foreign marketing authorization application for any of our products. If we submit any new drug application, any amended new drug application or supplemental new drug application to the FDA, the FDA must first decide whether to either accept or reject the submission for filing and review. European regulatory authorities undertake a validation of a marketing authorization application prior to review. We cannot be certain that any of our marketing authorization applications will be accepted for filing and reviewed by the FDA or other regulatory authorities.

In addition, we may not be able to respond in a satisfactory and timely manner to regulatory requests during the review period, which could result in delays or prevention of potential regulatory approvals of our products. We also cannot be certain that any of our products will receive a favorable recommendation from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities. Delays in approvals and rejections of United States or foreign marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, clinical inspections, regulatory interpretation of clinical and/or preclinical data and/or studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and/or the emergence of new information regarding our products or other products.

For example, in March 2004, we submitted a marketing authorization application, or MAA, with European regulatory authorities seeking approval of ranolazine for the treatment of chronic angina in Europe. In October 2005, European regulatory authorities indicated that additional clinical pharmacokinetic information is needed prior to potential approval of ranolazine for the treatment of chronic angina in Europe. Because the European regulatory procedure does not provide a mechanism for obtaining and adding new information to an MAA at this point in the process, we withdrew the MAA seeking approval of ranolazine in Europe. We expect one or more additional clinical pharmacokinetic studies will be required prior to any approval of the product in Europe, but not a large or lengthy clinical trial such as a large-scale efficacy study. We plan to continue working with European regulatory authorities to further clarify what is required prior to potential approval. Although we have not determined a target date for resubmission of an MAA, we may conduct the additional work in 2006, and if the data are positive, we would expect to resubmit an MAA seeking approval of ranolazine for the treatment of chronic angina in Europe.

Data obtained from preclinical and clinical studies are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our products. For example, some drugs that prolong the QT interval, which is a measurement of specific electrical activity in the heart as captured on an electrocardiogram, carry an increased risk of serious cardiac rhythm disturbances that can cause fatal arrhythmias, while other drugs that prolong the QT interval do not carry an increased risk of fatal arrhythmias. Small but statistically significant mean increases in the QT interval were observed in clinical trials of Ranexa. QT interval measurements are not precise and there are different methods of calculating the corrected QTc interval, which is the QT interval as adjusted for heart rate. This uncertainty in the measurement and calculation of the QT and QTc intervals can also contribute to different interpretations of these data. The clinical significance of the changes in QTc interval observed in clinical trials of Ranexa remains unclear, and other clinical and preclinical data do not suggest that Ranexa significantly pre-disposes patients to fatal arrhythmias. Regulatory authorities may interpret the Ranexa data differently, which could delay, limit or prevent regulatory approval of Ranexa. For example, in its October 2003 approvable letter relating to the new drug application for Ranexa, the FDA indicated that additional clinical information is needed prior to approval, in part because of the FDA’s safety concerns in light of the effect of Ranexa to prolong the QTc interval. European regulatory authorities may have similar or other concerns which would delay or prevent the approval of ranolazine in Europe.

Similarly, as a routine part of the evaluation of any potential drug, clinical studies are generally conducted to assess the potential for drug-drug interactions that could impact potential product safety. While we believe that the potential interactions between Ranexa and other drugs have been well characterized as part of our clinical development programs, the data are subject to regulatory interpretation and an unfavorable interpretation by regulatory authorities could delay, limit or prevent regulatory approval of Ranexa. Regulatory authorities may also request that we conduct additional evaluations prior to regulatory approval.

Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information (including on other products), changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

In addition, the environment in which our regulatory submissions may be reviewed changes over time. For example, the withdrawal of a branded pharmaceutical pain medication from the marketplace in 2004 has resulted in increased concern generally regarding the safety of biopharmaceutical products, which could negatively impact the regulatory approval or market acceptance of our products. Also, average review times at the FDA for marketing authorization applications have fluctuated over the last 10 years, and we cannot predict the review time for any of our submissions with any regulatory authorities. Review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

We intend to file applications for regulatory approval of our products in various foreign jurisdictions from time to time. However, to date we have not received any regulatory approvals in any foreign jurisdictions for the commercial sale of any of our products. With respect to marketing approval applications in potential markets outside the United States, foreign regulatory authorities may raise different concerns than the FDA with respect to the same product candidate, or may raise similar issues. Multiple cycles of review can occur, as with FDA review of NDAs in the United States. Preclinical and/or clinical trials that are accepted by the FDA in support of a new drug application may not be accepted by foreign regulatory authorities. Similarly, preclinical and/or clinical trials that are accepted by foreign regulatory bodies may not be accepted by the FDA. In addition, approval of a product in one jurisdiction is no guarantee that any other regulatory authorities will also approve it in any other jurisdiction.

While we have negotiated two special protocol assessment agreements with the FDA relating to our Ranexa program, these agreements do not guarantee any particular outcome from regulatory review of the product, including any approvals.

The FDA’s special protocol assessment, or SPA, process creates a written agreement between the sponsor company and the FDA regarding clinical trial design, clinical endpoints, study conduct, data analyses and other clinical trial issues. It is intended to provide assurance that if pre-specified trial results are achieved, they may serve as the primary basis for an efficacy claim in support of a new drug application. However, the SPA agreement is not a guarantee of a product approval. In particular, it is not binding on the FDA if public health concerns unrecognized at the time the SPA is entered into become evident, other new scientific concerns regarding product safety or efficacy arise, or if the sponsor company fails to comply with the agreed upon trial protocols. Even after an SPA is finalized, the SPA may be changed by the sponsor company or the FDA on written agreement of both parties. In any event, the FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA. In addition, because SPAs are relatively new, much uncertainty exists as to the benefits, if any, that a drug sponsor may derive from entering into an SPA with the FDA. We do not know how the FDA will interpret its commitments under the SPA agreements that it has entered into with us, or how it will interpret the data and results from the ERICA and MERLIN TIMI-36 studies covered by our SPA agreements, or whether Ranexa will receive any approvals as a result of our SPA agreements with the FDA.

In December 2002, we submitted a new drug application for Ranexa to the FDA for the potential treatment of chronic angina. In October 2003, we received an approvable letter from the FDA in which the FDA indicated that Ranexa is approvable, that there is evidence that Ranexa is an effective anti-anginal, and that additional clinical information is needed prior to approval. In June 2004, we announced that we reached written agreement with the FDA under the FDA’s SPA process on a protocol for a clinical trial of Ranexa, our ERICA study, which could support the approval of Ranexa for the treatment of chronic angina in a restricted patient population, which we expect would be only a portion of the overall angina patient population. In April 2005, we announced that Ranexa met the primary endpoint in the ERICA study, which was reduction in the weekly frequency of angina attacks compared to placebo. In July 2005, we submitted an amendment to the Ranexa new drug application to the FDA under our SPA agreement relating to the ERICA study. The amended new drug application includes the ERICA study results, as well as additional information such as new safety data from our ongoing open-label safety studies of Ranexa. The FDA’s regulatory action target date for the amended Ranexa new drug application is in January 2006. We believe that the amended Ranexa new drug application including the ERICA study results could support approval of Ranexa in the United States for the treatment of chronic angina in a restricted patient population. However, the FDA retains significant discretion in interpreting the results of the study, the amended new drug application and the terms of the SPA. Also, the FDA may request or conduct additional data analyses that may give rise to questions or concerns regarding the product or its approvability or appropriate product labeling. The FDA may conduct additional clinical site and/or manufacturing inspections as part of its review of the amended new drug application. As a result, the existence of the SPA for the ERICA study does not guarantee a positive review of the amended new drug application or an approval for Ranexa in the United States. Moreover, if new scientific concerns regarding product safety or efficacy arise, or if the FDA ultimately determines that any new data are insufficient for approval, we expect that any potential approval of Ranexa in the United States would be substantially delayed or could be prevented altogether.

In July 2004, we announced that we reached written agreement with the FDA on a protocol for an additional clinical trial of Ranexa, known as the MERLIN TIMI-36 trial, which could support potential approval of Ranexa as first-line therapy in the United States for patients suffering from chronic angina and could also result in approval for the treatment and long-term prevention of acute coronary syndromes. This agreement was also reached under the FDA’s SPA process. We expect that this ongoing Phase 3 clinical study will enroll approximately 6,500 patients, although the study’s duration is based on achieving a specified number of events. An independent data safety monitoring board overseeing the study may end the study early with no notice due to results observed by the board during one of its periodic safety assessments or in the blinded interim efficacy analysis required under the study protocol. Based on the current enrollment rates and event rates for the study, both of which may decrease in the future, we expect the interim efficacy analysis to occur in the second quarter of 2006. Any early end of this Phase 3 study, even for positive interim efficacy results, could prevent us from having enough data to support a regulatory filing, with the result that we might not be able to obtain an expanded FDA-approved label for the product based on those results and the substantial investment we have made in the study could be lost. As part of the SPA agreement with the FDA relating to this study, in order to obtain potential approval as first-line therapy for angina patients, the MERLIN TIMI-36 study must show no adverse trend in death or arrhythmia associated with Ranexa, and we must also perform a separate successful clinical evaluation of higher doses of Ranexa, which is ongoing.

If we are unable to satisfy governmental regulations relating to the development and commercialization of our drug candidates, we may be subject to significant FDA sanctions.

The research, testing, manufacturing and marketing of drug products are subject to extensive regulation by the FDA and numerous regulatory authorities in the United States and in other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include, without limitation:

•	warning letters and other regulatory authority communications objecting to matters such as promotional materials or safety warnings and requiring corrective action such as revised or additional communications to healthcare practitioners;

•	civil penalties;

•	criminal penalties;

•	injunctions;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of manufacturing; and

•	FDA refusal to review or approve pending new drug applications or supplements to new drug applications for previously approved products, and/or similar rejections of marketing applications or supplements by foreign regulatory authorities.

If we are unable to attract and retain collaborators, licensors and licensees, the development and/or commercialization of our products could be delayed and our future capital requirements could increase substantially.

We may not be able to retain current or attract new corporate and academic collaborators, licensors, licensees and other partners. Our business strategy requires us to enter into various arrangements with these parties, and we are dependent upon the success of these parties in performing their obligations. If we fail to enter into and maintain these arrangements, the development and/or commercialization of our products could be delayed. We may be unable to proceed with the development, manufacture or sale of products or we might have to fund development of a particular product candidate internally. If we have to fund the development and commercialization of substantially all of our products internally, our future capital requirements will increase substantially.

Under our collaborative arrangements, we or our collaborative partners may have to meet performance milestones. If we fail to meet our obligations under our arrangements, our collaborators could terminate their arrangements or we could suffer other consequences such as losing our rights to the compounds at issue. For example, under our agreement with Astellas relating to regadenoson, we are responsible for all product development activities and must meet development milestones in order to receive development milestone payments. Under our license agreement with Roche relating to Ranexa, we are required to use commercially reasonable efforts to develop and commercialize ranolazine for angina, and have related milestone payment obligations. Under our co-promotion agreement with Solvay Pharmaceuticals, we are required to satisfy specified minimum marketing and promotion commitments relating to ACEON®.

We cannot control the amount and timing of resources that our collaborative partners devote to our programs. If a collaborative partner fails to successfully develop or commercialize any product, product launch would be delayed. In addition, our collaborators may pursue competing technologies or product candidates. In addition, collaborative arrangements in our industry are extremely complex, particularly with respect to intellectual property rights, financial provisions, and other provisions such as the parties’ respective rights with respect to decision-making. Disputes may arise in the future with respect to these issues, such as the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative research, development or commercialization of product candidates. These disputes could also result in litigation or arbitration, which is time consuming, expensive and uncertain.

Our drug discovery methods are new and unproven. Our research programs may be abandoned before they reach clinical testing.

Drug discovery methods based upon molecular cardiology are relatively new. We cannot be certain that these methods will lead to commercially viable pharmaceutical products. In addition, some of our compounds are in the early stages of research and development. We have not submitted investigational new drug applications or commenced clinical trials for these new compounds. We cannot be certain when these clinical trials will commence, if at all. Because these compounds are in the early stages of product development, we could abandon further development efforts before they reach clinical trials. In addition, our drug discovery methods may not succeed in identifying potential compounds suitable for potential clinical testing.

If we are unable to effectively protect our intellectual property, we may be unable to complete development of any products and we may be put at a competitive disadvantage; and if we are involved in an intellectual property rights dispute, we may not prevail and may be subject to significant liabilities or required to license rights from a third party, or cease one or more product programs.

Our success will depend to a significant degree on, among other things, our ability to:

•	obtain and maintain patents and licenses to patent rights;

•	maintain trade secrets;

•	obtain and maintain trademarks; and

•	operate without infringing on the proprietary rights of others.

However, with respect to our current and future intellectual property portfolio (including as relates to Ranexa and to regadenoson), we cannot be certain that any patent will issue from any of our pending or future patent applications, that any issued patent will not be lost through an interference or opposition proceeding, reexamination request, litigation or otherwise, that any issued patent will be sufficient to protect our technology and investments or prevent the entry of generic or other competition into the marketplace, or that we will be able to obtain any extension of any patent beyond its initial term. The following table shows the expiration dates in the United States for the primary compound patents for our key products:

Product/Product Candidate	United States Primary Compound Patent Expiration
Ranexa	2003*
Regadenoson	2019
ACEON®	2009†

*	Because ranolazine is a new chemical entity, under applicable United States laws we expect exclusivity for five years from the date of the first FDA approval of Ranexa for the ranolazine compound. In addition, the United States compound patent relating to Ranexa expired in 2003, but we have received several one-year interim patent term extensions under the Hatch-Waxman Act, which we intend to continue to renew annually. If the new drug application for Ranexa is approved in the United States, we plan to reapply on a permanent basis for patent term extension. At such time we expect to be able to receive an extension under the Hatch-Waxman Act, which we anticipate would extend the patent protection to 2008 for ranolazine for the use approved by the FDA. Also, we have received issued patents from the United States Patent and Trademark Office claiming various sustained release formulations of ranolazine and methods of using sustained release formulations of ranolazine, including the formulation tested in our Phase 3 trials for Ranexa, for the treatment of chronic angina. These patents expire in 2019. After the end of the periods of exclusivity and Hatch-Waxman patent term extension described above, we will be completely reliant on these issued patents claiming uses and formulations of Ranexa to protect our substantial investment in ranolazine from generic entrants and other competitors. It is possible that one or more competitors could develop competing products that do not infringe these patent claims, or could succeed in invalidating these issued patent claims, or that these patents could be lost through an interference or opposition proceeding, reexamination, litigation or otherwise, which would have a negative impact on our operations and our stock price.

†	Perindopril and its use in the treatment of hypertension are covered by an issued patent that covers the compound and expires in November 2009.

In addition to these issued patents, we seek to file patent applications relating to each of our product candidates and programs. Although patent applications filed in the United States are now published 18 months after their filing date, as required by federal law, this statutory change applies only to applications filed on or after November 2000. Applications filed in the United States prior to this date are maintained in secrecy until a patent issues. As a result, we can never be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third party patents, patent applications, trademarks and other intellectual property relevant to our compounds, products, services, development efforts and technologies which are not known to us and that block or compete with our compounds, products, services, development efforts or technologies. Third parties may have filed applications for, or may have received or in the future may receive, patents, trademarks and/or other proprietary rights relating to compounds, products, services, development efforts or technologies that block or compete with ours. As a result, we may be accused of or be found to be infringing patents or trademarks of others that might cover our compounds, products, services, development efforts or technologies. If third parties own or have proprietary rights to technology or other intellectual property that we need in our product development and commercialization efforts, we will need to obtain licenses to those rights. Although no third party has asserted a claim of infringement against us, we cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us, with or without merit, with respect to our compounds, products, services, technology or other matters in the future. If they do, we may not prevail and, as a result, we may be subject to significant liabilities to third parties, we may be required to license the disputed rights from the third parties or we may be required to cease using the technology or developing or selling the compounds or products at issue. We may not be able to obtain any necessary licenses on economically reasonable terms, if at all, and may be unable to complete product development and commercialization.

In addition, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office. These proceedings determine the priority of invention and, thus, the right to a patent for the technology in the United States. We may also become involved in opposition proceedings in connection with foreign patent filings. Interference and opposition proceedings, even if they are ultimately successful, are expensive, time-consuming and risky to pursue.

In addition, we may need to resort to litigation to enforce any patents or trademarks issued to us, or to determine the scope and validity of our proprietary rights or those of third parties. We may also become subject to claims that we are using or misappropriating trade secrets of others without having the right to do so. Litigation relating to infringement or technology misappropriation allegations, even if ultimately successful, is usually expensive, time-consuming and risky to pursue or defend, and we could use a substantial amount of our financial resources in any such case.

We also rely on proprietary technology and information, including trade secrets, to develop and maintain our competitive position. Although we seek to protect all of our proprietary technology and information, in part by confidentiality agreements with employees, consultants, collaborators, advisors and corporate partners, these agreements may be breached. We cannot assure you that any of the parties to these agreements will not breach them or that these agreements will provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary technology or information. In addition, we routinely grant publication rights to our scientific collaborators. Although we may retain the right to delay publication to allow for the preparation and filing of a patent application covering the subject matter of the proposed publication, we cannot assure you that our collaborators will honor these agreements. Publication prior to the filing of a patent application would mean that we would lose the ability to patent the technology outside the United States, and third parties or competitors could exploit the technology. We also may not have adequate remedies to protect our proprietary technology and information, including trade secrets. As a result, third parties may gain access to our trade secrets and other proprietary technology, or our trade secrets and other proprietary technology or information may become public. In addition, it is possible that our proprietary technology or information will otherwise become known or be discovered independently by our competitors.

Litigation and disputes related to intellectual property matters are widespread in the biopharmaceutical industry. Any intellectual property-related claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming, expensive and risky to defend or pursue.

Our business depends on certain key personnel, the loss of whom could weaken our management team, and on attracting and retaining qualified personnel.

The growth of our business and our success depends in large part on our ability to attract and retain key management, research and development, sales and marketing and other operating and administrative personnel. Our key personnel include all of our executive officers and vice presidents, many of whom have very specialized scientific, medical or operational knowledge. We have entered into executive severance agreements with certain key personnel, and have a severance plan that covers our full-time employees. We do not maintain key-person life insurance on any of our employees. The loss of the services of one or more of our key personnel or the inability to attract and retain additional personnel and develop additional expertise as needed could limit our ability to develop and commercialize our existing and future product candidates. Such persons are in high demand and often receive competing employment offers.

In addition, the successful and timely launch of ACEON® in 2005 and Ranexa, if approved, in 2006 will depend in large part on our ability to train, deploy and maintain an effective sales and marketing organization. We cannot assure you that we will be able to attract and retain the qualified personnel or develop the expertise needed to co-promote ACEON®, launch Ranexa, if approved, or launch other products, if approved.

Our ability to attract and retain key employees in a competitive recruiting environment is dependent on our ability to offer competitive compensation packages, which typically include equity compensation such as stock option grants. Current and proposed changes in laws, regulations, corporate governance standards, listing requirements and accounting treatment relating to stock options and other common compensation features, such as deferred compensation and loans, may limit or impair our ability to attract and retain key personnel.

If there is an adverse outcome in our pending litigation, such as the securities class action litigation that has been filed against us, our business may be harmed.

We and certain of our officers and directors are named as defendants in a purported securities class action lawsuit filed in August 2003 in the U.S. District Court for the Northern District of California captioned Crossen v. CV Therapeutics, Inc., et al. The lawsuit is brought on behalf of a purported class of purchasers of our securities, and seeks unspecified damages. As is typical in this type of litigation, several other purported securities class action lawsuits containing substantially similar allegations were filed against the defendants. In November 2003, the court appointed a lead plaintiff, and in December 2003, the court consolidated all of the securities class actions filed to date into a single action captioned In re CV Therapeutics, Inc. Securities Litigation. In January 2004, the lead plaintiff filed a consolidated complaint. We and the other named defendants filed motions to dismiss the consolidated complaint in March 2004. In August 2004, these motions were granted in part and denied in part. The court granted the motions to dismiss by two individual defendants, dismissing both individuals from the action with prejudice, but denied the motions to dismiss by us and the two other individual defendants. After the motion to dismiss was decided, this action entered the discovery phase, and discovery in the action is ongoing.

In addition, certain of our officers and directors have been named as defendants in a derivative lawsuit filed in August 2003 in California Superior Court, Santa Clara County, captioned Kangos v. Lange, et al., which names CV Therapeutics as a nominal defendant. The plaintiff in this action is one of our stockholders who seeks to bring derivative claims on behalf of CV Therapeutics against the defendants. The lawsuit alleges breaches of fiduciary duty and related claims based on purportedly misleading statements concerning our new drug application for Ranexa. At the appropriate time, we expect to file a motion to dismiss this lawsuit due to the plaintiff’s unexcused failure to make a demand on us before filing the action.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of pending litigation, and defending these lawsuits is likely to be costly, time-consuming and uncertain. Accordingly, no accrual has been established for these lawsuits. In the event of an adverse outcome, our business could be harmed.

Our operations involve hazardous materials, which could subject us to significant liability.

Our research, development and manufacturing activities involve the controlled use of hazardous materials, including hazardous chemicals, radioactive materials and pathogens, and the generation of waste products. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may have to incur significant costs to comply with additional environmental and health and safety regulations in the future. We currently do not carry insurance for hazardous materials claims. We do not know if we will be able to obtain insurance that covers hazardous materials claims on acceptable terms with adequate coverage against potential liabilities, if at all. Although we believe that our safety procedures for handling and disposing of hazardous materials comply in all material respects with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future. There can also be no assurance that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

Changes in accounting rules for stock-based compensation will adversely affect our operating results, and may adversely affect our stock price and our competitiveness in the employee marketplace.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment, or Statement 123R, which is a revision of Statement 123. Statement 123R supersedes APB 25 and amends SFAS No. 95,

Statement of Cash Flows. Statement 123R requires all share-based payments to employees and directors, including grants of stock options, to be recognized in the statement of operations based on their fair values. In April 2005, the Securities and Exchange Commission amended the compliance dates for Statement 123R such that we are now allowed to adopt the new standard effective no later than January 1, 2006. The pro forma disclosures previously permitted under Statement 123 no longer will be an alternative to financial statement recognition. We expect to adopt Statement 123R on January 1, 2006.

The adoption of Statement 123R’s fair value method will have a significant impact on our consolidated results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123R will depend in part on levels of share-based payments granted in the future and other unknown variables, such as estimated forfeiture rates, volatility, interest rates and option term length.

We are exposed to risks related to foreign currency exchange rates.

A growing amount of our operating expenses are denominated in foreign currencies. Most of our foreign expenses are associated with our ongoing clinical studies, such as our MERLIN TIMI-36 clinical trial of Ranexa, or the operations of our United Kingdom-based wholly owned subsidiary. We are primarily exposed to changes in exchange rates in Europe and Canada. When the United States dollar weakens against these currencies, the dollar value of the foreign-currency denominated expense increases, and when the dollar strengthens against these currencies, the dollar value of the foreign-currency denominated expense decreases. Consequently, changes in exchange rates, and in particular a weakening of the United States dollar, may adversely affect our results of operations. We currently do not hedge against our foreign currency risks.

We may be subject to product liability claims if our products harm people, and we have only limited product liability insurance.

The manufacture and sale of human drugs and other therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently have only limited product liability insurance for clinical trials testing and only limited commercial product liability insurance. We do not know if we will be able to maintain existing product liability insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. This type of insurance is expensive and may not be available on acceptable terms or at all. If we are unable to obtain or maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts, and could adversely affect our cash position, results of operations and stock price, as well as our reputation and the reputation of our products in the market.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant, uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant uninsured damage and loss. We currently maintain general liability, property, auto, workers’ compensation, products liability, directors’ and officers’, and employment practices insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage on acceptable terms or at all. For example, the premiums for our directors’ and officers’ insurance policy have increased significantly, and this type of insurance may not be available on acceptable terms or at all. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Related to the Notes and Our Common Stock

The notes are subordinated to our existing and future senior debt and rank equally with our existing and future senior subordinated debt.

The notes are unsecured and contractually subordinated in right of payment to our existing and future senior debt, and rank equally with our outstanding $100.0 million aggregate principal amount of 2.0% senior subordinated convertible debentures due 2023 and our outstanding $149.5 million aggregate principal amount of 3 1/4% senior subordinated convertible notes due 2013. In the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of senior debt has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior debt and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated indebtedness. The indenture does not limit the creation of additional senior debt (or any other indebtedness). Any significant additional senior debt incurred may also materially adversely impact our ability to service our debt, including the notes. In addition, the holders of our senior debt may, under certain circumstances, restrict or prohibit us from making payments on the notes. We anticipate that from time to time we may incur additional indebtedness, including senior debt.

The notes are effectively subordinated to the liabilities of our existing subsidiary and any of our future subsidiaries.

The notes are not guaranteed by our existing subsidiary or any future subsidiaries and, accordingly, the notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us.

We are not required by the indenture governing the notes to comply with financial covenants.

The indenture governing the notes does not contain any financial covenants. Consequently, we are not required under the indenture governing the notes to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture governing the notes.

We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change.

Holders of the notes also may require us to purchase their notes for cash upon a fundamental change as described under “Description of Notes—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder.” A fundamental change also may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness, under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price in cash for the notes tendered by holders. Although we may choose to pay the purchase price in cash, common stock, or a combination of cash and common stock, if the amount of stock to be issued in connection with any such purchase equals or exceeds 20% of the voting power of our outstanding stock prior to the issuance in connection with the purchase, we may, under Nasdaq rules, be required to obtain approval of our stockholders for the issuance. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

The trading prices for the notes are directly affected by the trading prices of our common stock and interest rates.

The trading prices of the notes in the secondary market are directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the notes, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock and could effect the trading price of the notes. Any other arbitrage could, in turn, affect the trading prices of the notes.

There may not be an active trading market for the notes.

In May and June 2004, we issued the notes offered for resale pursuant to this prospectus to the initial purchasers in a private placement. We do not plan to list the notes on any securities exchange or to include them in any automated quotation system. We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, your ability to sell the notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Investor confidence and share value may be adversely impacted if our independent auditors are unable to provide us with the attestation of the adequacy of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include in annual reports on Form 10-K an assessment by management of the effectiveness of internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. This requirement first applied to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and thereafter applies to each annual filing on Form 10-K. As we begin commercial operations, we are in the process of designing, implementing, documenting and testing new internal controls for these operations. In addition, we have become more dependent on the internal controls maintained by our collaborative partners Solvay Pharmaceuticals and Astellas. If we are not successful in implementing these new internal controls for commercial operations, or if our collaborative partners fail to maintain adequate internal controls on which we rely to prepare our financial statements, our management may determine that our internal controls over financial reporting are not effective. In addition, if our independent auditors are not satisfied with our internal controls over financial reporting or the level at which these controls are documented, designed, operated or reviewed, or if the independent auditors interpret the requirements, rules or regulations differently than we do, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these events would result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which would negatively impact the market price of our shares, increase the volatility of our stock price and adversely affect our ability to raise additional funding.

The market price of our stock has been and may continue to be highly volatile, and the value of an investment in our common stock may decline.

Within the last 12 months, our common stock has traded between $19.15 and $29.79 per share. The market price of the shares of our common stock has been and may continue to be highly volatile. Announcements and other events may have a significant impact on the market price of our common stock. For example, recent announcements and events related to clinical trial results and regulatory actions have caused significant volatility in the market price of our common stock. We may have no control over information announced by third parties, such as our collaborative partners or our competitors, which may impact our stock price.

Other announcements and events that can impact the market price of the shares of our common stock include, without limitation:

•	results of our clinical trials and preclinical studies, or those of our collaborative partners or our competitors;

•	regulatory actions with respect to our products or our competitors’ products;

•	achievement of other research or development milestones, such as completion of enrollment of a clinical trial or submitting a regulatory filing;

•	our operating results;

•	our product sales and product revenues;

•	adverse developments regarding the safety and efficacy of our products, our product candidates, or third-party products that are similar to or compete with our products or our product candidates;

•	developments in our relationships with collaborative partners;

•	developments affecting our collaborative partners;

•	government regulations and investigations or audits related to us or to our products;

•	changes in regulatory policy or interpretation;

•	developments related to our patents or other proprietary rights or those of our competitors;

•	changes in the ratings of our securities by securities analysts;

•	operating results or other developments that do not meet the expectations of securities analysts and investors;

•	purchases or sales of our securities by investors who seek to exploit the volatility of our common stock price;

•	market conditions for biopharmaceutical or biotechnology stocks in general; and

•	general economic and market conditions.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be a significant impact on the market price of our common stock. For example, as we approach the announcement of important regulatory actions, such as the FDA’s January 2006 target action date for the amended Ranexa new drug application, and as we announce such results, we expect the price of our common stock to be particularly volatile, and negative results would have a substantial negative impact on the price of our common stock.

The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

Our indebtedness and debt service obligations may adversely affect our cash flow, cash position and stock price.

As of September 30, 2005, we had $399.5 million in long-term convertible debt and aggregate annual debt service obligations on this debt of approximately $11.0 million. If we issue other debt securities in the future, our debt service obligations and interest expense will increase further.

We intend to fulfill our debt service obligations from our existing cash and investments. In the future, if we are unable to generate cash or raise additional cash through financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

Our indebtedness could have significant additional negative consequences, including, without limitation:

•	requiring the dedication of a portion of our cash to service our indebtedness and to pay off the principal at maturity, thereby reducing the amount of our expected cash available for other purposes, including funding our research, development and commercialization efforts and capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;

•	Limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors with better access to capital resources.

If we sell shares of our common stock in future financings, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our existing common stockholders will experience immediate dilution upon the purchase of any shares of our common stock sold at such discount.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders will experience dilution.

Provisions of Delaware law and our charter, by-laws, rights plan and the severance agreements we enter into with our officers and employees may prevent or frustrate any attempt by our stockholders to replace or remove our current management and may make the acquisition of our company by another company more difficult.

Our board of directors has adopted a stockholder rights plan, authorized severance benefit agreements for our officers in the event of a change of control, and adopted a severance plan for all non-officer employees in the event of a change of control. Our rights plan and these severance arrangements may delay or prevent a change in our current management team and may render more difficult an unsolicited merger or tender offer.

The following provisions of our Amended and Restated Certificate of Incorporation, as amended, and our by-laws, may have the effects of delaying or preventing a change in our current management and making the acquisition of our company by a third party more difficult:

•	our board of directors is divided into three classes with approximately one third of the directors to be elected each year, necessitating the successful completion of two proxy contests in order for a change in control of the board to be effected;

•	any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing;

•	advance written notice is required for a stockholder to nominate a person for election to the board of directors and for a stockholder to present a proposal at any stockholder meeting; and

•	directors may be removed only for cause by a vote of a majority of the stockholders and vacancies on the board of directors may only be filled by a majority of the directors in office.

In addition, our board of directors has the authority to issue shares of preferred stock without stockholders’ approval, which also could make it more difficult for stockholders to replace or remove our current management and for another company to acquire us. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which could delay a merger, tender offer or proxy contest or make a similar transaction more difficult. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

If any or all of our existing notes and debentures are converted into shares of our common stock, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

Our existing convertible debt is convertible, at the option of the holder, into shares of our common stock at varying conversion prices, subject to the satisfaction of certain conditions. We have reserved shares of our authorized common stock for issuance upon conversion of our existing convertible notes and convertible debentures. If any or all of our existing notes and debentures are converted into shares of our common stock, our existing stockholders will experience immediate dilution and our common stock price may be subject to downward pressure. If any or all of our notes and debentures are not converted into shares of our common stock before their respective maturity dates, we will have to pay the holders of such notes or debentures the full aggregate principal amount of the notes or debentures, as applicable, then outstanding. Any such payment would have a material adverse effect on our cash position. Alternatively, from time to time we might need to modify the terms of the notes and/or the debentures prior to their maturity in ways that could be dilutive to our stockholders, assuming we can negotiate such modified terms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future clinical or product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those terms and other comparable terminology. These statements reflect only management’s current expectations. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are set forth under the heading “Risk Factors” in the section entitled “Business” in our most recent Annual Report on Form 10-K/A and under the heading “Risk Factors” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Quarterly Report on Form 10-Q, as may be updated from time to time by our future filings under the Securities Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

PRICE RANGE OF COMMON STOCK

Our common stock commenced trading publicly on the Nasdaq National Market on November 19, 1996 and is traded under the symbol “CVTX.” The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2003
First Quarter ended March 31, 2003	$21.37	$15.73
Second Quarter ended June 30, 2003	41.50	16.66
Third Quarter ended September 30, 2003	36.65	20.75
Fourth Quarter ended December 31, 2003	24.75	12.20
Year Ended December 31, 2004
First Quarter ended March 31, 2004	$17.48	$13.12
Second Quarter ended June 30, 2004	17.40	12.20
Third Quarter ended September 30, 2004	16.73	11.28
Fourth Quarter ended December 31, 2004	24.70	12.08
Year Ended December 31, 2005
First Quarter ended March 31, 2005	$23.76	$19.30
Second Quarter ended June 30, 2005	23.73	19.39
Third Quarter ended September 30, 2005	29.79	22.15
Fourth Quarter ending December 31, 2005 (through November 30, 2005)	28.42	23.38

DIVIDEND POLICY

Since our initial public offering, we have not paid dividends on our common stock. We currently anticipate that all of our earnings will be retained for the continued development of our business and we do not anticipate paying any dividends in the foreseeable future.

RATIO OF EARNINGS TO FIXED CHARGES

The following summary is qualified by the more detailed information appearing in the computation table found in Exhibit 12.1 to the registration statement of which this prospectus is part, and historical consolidated financial statements, including the notes to those financial statements, incorporated by reference in this prospectus. Our ratio of earnings to fixed charges for each of the years ended December 31, 2000 to 2004 and for the nine months ended September 30, 2005 were as follows:

	Year ended December 31,					Nine months ended September 30, 2005
	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of debt-issuance costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $38.4 million in 2000, $79.7 million in 2001, $107.8 million in 2002, $111.0 million in 2003, $155.1 million in 2004 and $153.9 million in the nine months ended September 30, 2005.

DESCRIPTION OF NOTES

This description highlights some information concerning the notes to be sold in this offering. We have included in this description what we believe is the most important information concerning the notes. However, this description may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand the notes fully, you should read carefully this entire prospectus, including “Risk Factors,” the incorporated consolidated financial statements and related notes and the other information incorporated by reference in this prospectus.

The notes were issued under an indenture between us and Wells Fargo Bank, N.A., as trustee. Copies of the form of indenture, notes, registration rights agreement and pledge and escrow agreement will be made available to prospective investors in the notes upon request to us.

We have summarized portions of the indenture below. This summary is not complete. We urge you to read the indenture because it defines your rights as a holder of the notes. Capitalized terms not defined in this description have the meanings given them in the indenture. In this section, “CV Therapeutics,” “we,” “our” and “us” each refers only to CV Therapeutics, Inc. and not to any existing or future subsidiary.

General

The notes are our unsecured, senior subordinated obligations and are convertible into our common stock as described under “Conversion Rights” below. The notes are limited to an aggregate principal amount of $150,000,000 and will mature on May 16, 2012.

The notes bear interest at the rate of 2¾% per year from the date of issuance of the notes, or from the most recent date to which interest has been paid or provided for. Interest is payable semi-annually in arrears on May 16 and November 16 of each year, commencing November 16, 2004, to holders of record at the close of business on the preceding May 2 and November 2, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a note, interest ceases to accrue on the note under the terms of, and subject to the conditions of, the indenture.

Principal is payable, and notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York, New York, which is initially the office or agency of the trustee in New York, New York. See “—Form, Denomination and Registration.”

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt, as defined below, or other indebtedness, or the issuance or repurchase of securities by us. The indenture does not contain any covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change of control, except to the extent described under “—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder” below.

Interest Escrow

Our obligations under the notes are secured in part for three years pending disbursement pursuant to a pledge and escrow agreement by a pledge of the escrow account. We deposited approximately $11.9 million in the escrow account and used these funds to purchase a portfolio of government securities to pledge as security on the notes and the indenture. The pledge and escrow agreement defines government securities as:

•	noncallable direct obligations of, or noncallable obligations the payment of principal of and interest on which are unconditionally guaranteed by, the United States of America;

•	noncallable bonds, debentures or notes issued by Federal National Mortgage Association, Government National Mortgage Association, Federal Farm Credit Banks, Federal Land Banks, Federal Home Loan

Banks, Farmers Home Administration, Federal Home Loan Mortgage Corporation or any of their successors or any other comparable federal agency created in the future to the extent that such obligations are unconditionally guaranteed by the United States of America; and

•	holdings in any mutual fund or similar investment vehicle that holds only securities of the types set forth in the bullet points above.

The pledge and escrow agreement provides for the grant by us to the trustee of security interests in the escrow account for the equal benefit of the holders of the notes. The security interests secure the payment and performance when due of our obligations under the notes and the indenture, as provided in the pledge and escrow agreement. The ability of holders of the notes to realize upon such funds or securities may be subject to certain bankruptcy law limitations in the event of our bankruptcy.

The escrow account contains an amount of government securities with a value equal to the total aggregate amount of the first six scheduled interest payments on the notes. Funds will be disbursed from the escrow account to pay interest on the notes or, at our option, we may elect to make the interest payments from our available funds. If at any time the escrow account contains government securities and/or cash having an aggregate value in excess of the remaining interest payments on the notes scheduled to occur on or prior to May 16, 2007, such excess government securities or funds may be released to us. All cash contained in the escrow account have been invested in government securities pending release. Upon the acceleration of the maturity of the notes or our failure to pay principal at maturity or upon certain redemptions and repurchases of the notes, the pledge and escrow agreement provides for the foreclosure by the trustee upon the net proceeds of the escrow account. In the event of such a foreclosure, the proceeds of the escrow account will be applied

•	first, to amounts owing to the trustee in respect of fees and expenses of the trustee, and

•	second, to the obligations under the notes, on a pro rata basis, based upon the aggregate principal amount of the notes at such time outstanding.

Our failure to pay interest on the notes within five business days of an interest payment date through May 16, 2007 will constitute an immediate event of default.

Ranking

Except as described above under “—Interest Escrow,” the notes are unsecured obligations and are

•	subordinated in right of payment, as provided in the indenture, to the prior payment in full of all of our existing and future senior debt,

•	equal in right of payment with all of our existing and future senior subordinated debt, and

•	senior in right of payment to all of our existing and future subordinated debt.

As of September 30, 2005, we had $399.5 million in long-term convertible debt and aggregate annual debt service obligations on this debt of approximately $11.0 million. The indenture does not restrict the incurrence by us or our existing subsidiary or future subsidiaries of indebtedness or other obligations. The term “senior debt” means the

•	principal of,

•	premium, if any, on,

•	interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on,

•	rent payable on,

•	termination payment with respect to or in connection with, and

•	all fees, costs, expenses and other amounts accrued or due on or in connection with,

our Indebtedness, as defined below, whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the preceding, except for:

•	any Indebtedness that by its terms expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is equal with or junior to the notes, and

•	any Indebtedness between or among us or any of our subsidiaries, a majority of the voting stock of which we directly or indirectly own, or any of our affiliates.

The term “Indebtedness” means, with respect to any person:

•	all indebtedness, obligations and other liabilities, contingent or otherwise, of that person:

•	for borrowed money, including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments,

•	evidenced by bonds, notes or other instruments for the payment of money, or

•	incurred in connection with the acquisition of any property, services or assets, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

•	all reimbursement obligations and other liabilities, contingent or otherwise, of that person with respect to letters of credit, bank guarantees, bankers’ acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

•	all obligations and liabilities, contingent or otherwise, in respect of:

•	leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, and

•	any lease or related documents, including a purchase agreement, in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;

•	all obligations of such person, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

•	all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities, contingent or otherwise, of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in the first four bullet points above;

•	any indebtedness or other obligations described in the first four bullet points above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

•	any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in any of the first six bullet points above.

Any senior debt will continue to be senior debt and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms.

The indenture provides that in the event of any payment or distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our senior debt shall first be paid in respect of all senior debt in full in cash or other payment satisfactory to the holders of senior debt before we make any payments of principal of, or premium, if any, and interest on the notes. In addition, if the notes are accelerated because of an event of default, the holders of any senior debt would be entitled to payment in full in cash or other payment satisfactory to the holders of senior debt of all obligations in respect of senior debt before the holders of the notes are entitled to receive any payment or distribution. Under the indenture, we must promptly notify holders of senior debt if payment of the notes is accelerated because of an event of default.

The indenture further provides that if any default by us has occurred and is continuing in the payment of principal of, premium, if any, or interest on, rent or other payment obligations in respect of, any senior debt, then no payment shall be made on account of principal of, premium, if any, or interest on the notes, until all such payments due in respect of that senior debt have been paid in full in cash or other payment satisfactory to the holders of that senior debt.

During the continuance of any event of default with respect to any Designated Senior Debt, as defined below, other than a default in payment of the principal of or premium, if any, or interest on, rent or other payment obligations in respect of any Designated Senior Debt, that permits its holders to accelerate the maturity thereof (or, in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), we may not make any payment directly or indirectly, with respect to principal of or premium, if any, or interest on the notes, for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that Designated Senior Debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt.

However, if the maturity of that Designated Senior Debt is accelerated (or, in the case of a lease, as a result of such events of default, the landlord under the lease has given us notice of its intention to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made on the notes until that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt or such acceleration (or termination, in the case of the lease) has been cured or waived.

The term “Designated Senior Debt” means our senior debt which, at the date of determination, has an aggregate amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $12.5 million and is specifically designated in the instrument evidencing or governing that senior debt as “Designated Senior Debt” for purposes of the indenture. However, the instrument may place limitations and conditions on the right of that senior debt to exercise the rights of Designated Senior Debt.

The notes rank on parity with our outstanding 2.0% senior subordinated convertible debentures due 2023 and our outstanding 3 1/4% senior subordinated convertible notes due 2013.

Because of these subordination provisions, if we become insolvent, funds which we would otherwise use to pay the holders of notes will be used to pay the holders of senior debt. As a result of these payments, our general creditors may recover less, ratably, than holders of senior debt and such general creditors may recover more, ratably, than holders of notes.

The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of our existing subsidiary or any future subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) are effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the ability of our existing subsidiary or any future subsidiaries to incur indebtedness or other liabilities.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses it incurs in connection with its duties relating to the notes. The trustee’s claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

Conversion Rights

Holders may convert their notes into shares of our common stock at any time prior to the stated maturity, unless the notes have been previously redeemed or purchased. For each $1,000 principal amount of the notes surrendered for conversion, a holder may convert any outstanding notes into our common stock at an initial conversion rate of 56.5475 shares of our common stock per note, equal to an initial conversion price of approximately $17.68. In certain circumstances involving a cash buy-out, we will pay a make-whole premium to holders of notes upon the conversion of their notes.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the amount of notes converted is an integral multiple of $1,000 principal amount.

Upon conversion of a note, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note. As a result, any accrued but unpaid interest to the conversion date is deemed to be cancelled, extinguished and forfeited upon conversion. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see “Certain U.S. Federal Income Tax Considerations.”

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issuance of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable duly completed conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through The Depository Trust Company, New York, New York, or DTC, for the number of full shares of our common stock into which any notes are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date. The trustee will initially act as the conversion agent.

If a holder has already delivered a purchase notice as described under “—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a purchase date following a fundamental change that is after a record date and on or prior to the next interest payment date or (3) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

The initial conversion rate will be adjusted for certain events, including:

•	the issuance of our common stock as a dividend or distribution on our common stock;

•	certain subdivisions and combinations of our common stock;

•	the issuance to all or substantially all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

•	the dividend or other distribution to all or substantially all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends or distributions paid exclusively in cash);

•	dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock; and

•	payments to holders of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries.

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in the fourth bullet point above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

Under the provisions of our Rights Agreement (as defined below), holders will receive, and if we implement a new stockholder rights plan, this new rights plan must provide that upon conversion of the existing notes the holders will receive, in addition to the common stock issuable upon such conversion, the rights under such rights plan unless the rights have separated from the common stock before the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the case of:

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the preceding.

If we make a distribution of property to holders of our common stock that would be taxable to them as a dividend for U.S. federal income tax purposes and the conversion rate is increased, this increase would generally be deemed to be the receipt of taxable income by U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”) of the notes and would generally result in withholding taxes for non-U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”). Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, we may offset any such withholding tax applicable to non-U.S. holders against cash payments of interest payable on the notes. See “Certain U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Dividends” and “—Consequences to Non-U.S. Holders—Dividends.”

We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We may make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Optional Redemption

There is no sinking fund for the notes. On and after May 20, 2009, we will be entitled to redeem some or all of the notes on at least 20 but not more than 60 days’ notice, at the redemption prices set forth below, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

The table below shows redemption prices of a note per $1,000 principal amount if redeemed during the periods described below.

Period	Redemption Price
Beginning on May 20, 2009 and ending on May 15, 2010	101.031%
Beginning on May 16, 2010 and ending on May 15, 2011	100.688%
Beginning on May 16, 2011 and ending on May 15, 2012	100.344%
Beginning on May 16, 2012 and thereafter	100.000%

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder

If a fundamental change occurs, each holder of notes will have the right to require us to repurchase some or all of that holder’s notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

As discussed below under “—Election to Pay Purchase Price in Common Stock,” we may, at our option, elect to pay the purchase price in cash, shares of our common stock, or in any combination of cash and shares of our common stock.

Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the 30th day after the date of our notice irrevocable written notice to the trustee of the holder’s exercise of its repurchase right, together with the notes with respect to which the right is being exercised.

A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading, each as defined below.

A “change of control” will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•	pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

•	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office; or

•	our stockholders pass a resolution approving a plan of liquidation or dissolution.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

If a change of control occurs and all of the consideration for the common stock in the transaction or transactions constituting the change of control consists of cash, which we refer to as a “cash buy-out,” we will pay a make-whole premium to the holders of the notes in addition to the change of control repurchase price of the notes on the date of repurchase.

The make-whole premium per note will equal (a) the average of the closing trading price of a note for the five trading days immediately prior to our public announcement of the cash buy-out, less (b) the greater of (i) $1,000 or (ii) the product of (x) average closing prices of our common stock for the five trading days immediately prior to our public announcement of the cash buy-out and (y) the applicable conversion rate; and will be payable in cash or common stock at our option. The make-whole premium, if any, will not be less than zero.

The “closing trading price,” for purposes of calculating the make-whole premium, on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $2,000,000 principal amount of the notes at approximately 3:30 p.m. New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the initial purchasers, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of notes from a nationally recognized securities dealer, then no make-whole premium will be paid.

The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

The preceding provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of existing or future senior debt. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future senior debt. See “—Ranking” above.

Election to Pay Purchase Price in Common Stock

We may, at our option, elect to pay the purchase price in cash, shares of our common stock valued at a discount of 5% from the market price of our common stock, or any combination thereof. If the amount of stock to be issued in connection with any purchase equals or exceeds 20% of the voting power of our outstanding stock prior to the issuance in connection with the purchase, we may, under Nasdaq rules, be required to obtain the approval of our stockholders for such an issuance. Our future credit facilities and other indebtedness may contain restrictions on our ability to pay the purchase price of the notes in cash. We may pay the purchase price in shares of our common stock only if such shares are eligible for immediate sale in the public market by non-affiliates of ours absent a registration statement. We will notify the holders of the notes upon the determination of the actual number of shares of common stock deliverable upon any purchase of the notes.

Our right to purchase notes, in whole or in part, with shares of common stock is subject to our satisfying various conditions, including:

•	the listing of such shares of common stock on the principal United States securities exchange on which the common stock is then listed or, if not so listed, on Nasdaq;

•	the registration of the common stock under the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of such holder’s notes entirely in cash unless our credit facilities or other contractual obligations prohibit us from paying the purchase price in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given any notice that we are required to give to holders of the notes, except as described in the first sentence of this paragraph.

The “market price” of our common stock means the average of the daily volume-weighted average price of our common stock for the 20 trading-day period ending on the third business day prior to the purchase date (if the third business day prior to the purchase date is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day during the 20 trading-day period and ending on the purchase date, of any event that would result in an adjustment to the conversion rate of the notes, as described above under “—Conversion Rights.”

Because the market price of our common stock is determined prior to the purchase date, holders of the notes bear the market risk with respect to the value of our common stock to be received from the date the market price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in shares of our common stock only if the information necessary to calculate the market price is publicly available. In connection with any redemption offer, we will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable, including filing a Schedule TO or any other required schedule under the Exchange Act.

Payment of the purchase price for notes is conditioned upon book-entry transfer of or physical delivery of certificates representing the notes, together with necessary endorsements, to the trustee or any paying agent at any time after delivery of the redemption notice. Payment of the purchase price for the notes will be made promptly following the later of the purchase date and the time of book-entry transfer of or physical delivery of the notes.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving entity assumes all our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Information Requirement

We have agreed that, during any period in which we are not subject to the reporting requirements of the Exchange Act, to make available to holders of the notes, or beneficial owners of interests therein, or any prospective purchaser of the notes, the information required by Rule 144A(d)(4) to be made available in connection with the sale of notes or beneficial interests in the notes.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to pay an installment of interest on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture; provided, that our failure to pay interest on any of the notes within five business days of an interest payment date through May 16, 2007 will constitute an immediate event of default;

•	our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares, are required to be delivered following conversion of a note, and that failure continues for 10 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $5 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $5 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to give you notice of your rights to require us to repurchase your notes upon a fundamental change;

•	certain events of our bankruptcy, insolvency or reorganization; and

•	the pledge and escrow agreement ceases to be in full force and effect, or enforceable, prior to its expiration in accordance with its terms.

If an event of default specified in the seventh bullet point above occurs and is continuing, then the principal of all the notes and the interest thereon shall automatically become immediately due and payable. If an event of default occurs and is continuing, other than an event of default specified in the seventh bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding, subject to the provisions of the indenture.

The holders of a majority in aggregate principal amount of notes at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences, except any default or event of default:

•	in any payment on the notes;

•	in respect of the conversion rights of the notes; or

•	in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each note affected as described in “—Modification, Waiver and Meetings” below.

Holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the notes to pursue remedies with respect to the indenture and the notes are subject to a number of additional requirements set forth in the indenture.

The right of any holder:

•	to receive payment of principal, premium, if any, the change of control purchase price or interest in respect of the notes held by that holder on or after the respective due dates expressed in the notes;

•	to convert those notes; or

•	to bring suit for the enforcement of any such payment on or after the respective due dates expressed in the notes and the right to convert;

will not be impaired or affected without that holder’s consent.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

Modification, Waiver and Meetings

The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act, as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and non-compliance by us with any provision of the indenture or the notes may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at such meeting.

However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note;

•	reduce the principal amount of, or any premium, if any, on any note;

•	reduce the interest rate or interest on any note;

•	change the currency of payment of principal of, premium, if any, or interest on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any note;

•	modify our obligations to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, adversely affect the conversion rights of holders of the notes;

•	adversely affect the repurchase option of holders upon a fundamental change;

•	modify the subordination provisions of the notes in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding.

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

•	all outstanding notes will become due and payable at their scheduled maturity within one year; or

•	all outstanding notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Form, Denomination and Registration

The notes have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Notes: Book-Entry Form. The notes were originally issued only to qualified institutional buyers as defined in Rule 144A under the Securities Act. The notes are evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee. Record ownership of a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

A qualified institutional buyer may hold its interests in a global note directly through DTC if such qualified institutional buyer is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants are effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Qualified institutional buyers may also beneficially own interests in the global note held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of that global note. Except as provided below, owners of beneficial interests in a global note are not entitled to have certificates registered in their names, are not entitled to receive physical delivery of certificates in definitive form, and are not considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global note to such persons may be limited.

We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global note to Cede & Co., the nominee for DTC, as the registered owner of the global note. We, the trustee and any paying agent are not responsible or liable for paying amounts due on the global note to owners of beneficial interests in the global note.

It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global note, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global note, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global note held through DTC participants are the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) is responsible for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global note are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global note. None of us, the trustee or any of their respective agents is responsible for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global note.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Certificated Notes. The notes represented by a global note will be exchangeable for notes in definitive form of like tenor as that global note in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

•	DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we, at our option, notify the trustee in writing that we elect to issue the notes in definitive form in exchange for all or any part of the notes represented by the global note; or

•	there is, or continues to be, an event of default and the registrar has received a request from DTC for the issuance of definitive notes in exchange for the global note.

Any note that is exchangeable pursuant to the preceding sentence is exchangeable for notes registered in the names which DTC will instruct the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global note. Subject to the foregoing, a global note is not exchangeable except for a global note or global note of the same aggregate denominations to be registered in the name of DTC or its nominee.

Notices

Except as otherwise provided in the indenture, notices to holders of notes will be given by mail to the addresses of holders of the notes as they appear in the note register.

Governing Law

The indenture, the notes and the registration rights agreement are governed by, and will be construed in accordance with, the law of the State of New York.

Information Regarding the Trustee

Wells Fargo Bank, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Wells Fargo Bank, N.A. also is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 85,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of October 31, 2005, there were 44,728,881 shares of common stock outstanding held of record by approximately 75 holders and no shares of preferred stock outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon our liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. Attached to and trading with each share of common stock are the rights to acquire our Series A junior participating preferred stock pursuant to our First Amended and Restated Rights Agreement dated as of July 19, 2000, or Rights Agreement. Each share of common stock carries with it one right to purchase 1/100th of a share of our Series A junior participating preferred stock.

Preferred Stock

Of the 5,000,000 shares of preferred stock that we are authorized to issue, 850,000 shares are designated Series A junior participating preferred stock and are reserved for issuance pursuant to our Rights Agreement. Our board of directors may increase the number of shares designated as Series A junior participating preferred stock without further stockholder action. Under our Restated Certificate of Incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

Warrants

We have two outstanding warrants to purchase shares of our common stock. The first warrant permits the holder to purchase 200,000 shares at an exercise price of $17.29 per share and is exercisable, in whole or in part, until the later of (i) April 1, 2013 if, but only if, at any time prior to April 1, 2008, the closing price of our common stock on the Nasdaq National Market has not been more than $34.58 for each trading day during any period of twenty consecutive trading days or (ii) April 1, 2008. The second warrant permits the holder to purchase 200,000 shares at an exercise price of $32.93 per share and expires on July 9, 2008.

Delaware Law and Certain Charter Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Our Restated Certificate of Incorporation and Restated Bylaws also require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or by any person or persons holding shares representing at least 10% of the outstanding capital stock. Our Restated Certificate of Incorporation also provides for a classified Board. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of CV Therapeutics.

Rights Agreement

Our Board of Directors adopted the Rights Agreement, pursuant to which one preferred share purchase right was issued as a dividend for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock at a price of $500.00 per one one-hundredth of a preferred share, subject to adjustment.

The rights would become exercisable when a person or group acquires 15% or more of our common stock or 10 business days after commencement or announcement of a tender or exchange offer that would result in such ownership. After the rights become exercisable, the holder of each right, other than the person or group acquiring 15% or more of our stock, would be permitted to purchase, for the exercise price, shares of our common stock having a market value of twice the exercise price. The rights will expire on February 1, 2009, unless earlier redeemed or exchanged by us.

If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price.

Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares would be entitled to a minimum preferential liquidation payment of $100 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount of consideration received per share of common stock. These rights are protected by customary anti-dilution provisions. The preferred shares rank junior to any other series of our preferred stock.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock issuable upon conversion of the notes.

The following table sets forth information, as of November 8, 2005, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be resold pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock issuable upon conversion of the notes. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act, and accordingly the aggregate principal amount of the notes listed in the table may exceed $150 million. The percentage of outstanding notes beneficially owned by each selling securityholder is based on $150 million aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes. The percentage of outstanding common stock beneficially owned by each selling securityholder is based on 44,728,881 shares of common stock outstanding on October 31, 2005. The number of shares of common stock issuable upon conversion of the notes registered pursuant to this prospectus is based on a conversion rate of 56.5475 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share.

Name	Principal Amount of Notes Beneficially Owned and Offered for Resale Under This Prospectus	Percentage of Outstanding Notes Beneficially Owned and Offered for Resale Under This Prospectus	Shares of Common Stock Beneficially Owned Prior to the Offering (1)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)
AM Master Fund I, L.P.	$1,540,000	1.0%	87,083	*	87,083
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$4,150,000	2.8%	369,182	*	234,672
Argent Classic Convertible Arbitrage Fund II, L.P.	$180,000	*	10,178	*	10,178
Argent Classic Convertible Arbitrage Fund L.P.	$850,000	*	48,065	*	48,065
Arkansas PERS	$635,000	*	35,907	*	35,907
Artisteia International Ltd. ††	$4,050,000	2.7%	229,017	*	229,017
Artisteia Trading LLC †	$950,000	*	53,720	*	53,720
AstraZeneca Holdings Pension	$190,000	*	10,744	*	10,744
Boilermakers Blacksmith Pension Trust	$800,000	*	45,238	*	45,238
BTOP Multi Strategy Master Portfolio Ltd.	$840,000	*	47,499	*	47,499
Castlerigg Master Investments Ltd.	$1,000,000	*	56,547	*	56,547
Chrysler Corporation Master Retirement Trust ††(4)	$310,000	*	17,529	*	17,529
CNH CA Master Account, L.P.	$1,500,000	1.0%	84,821	*	84,821
Credit Suisse First Boston Europe LTD ††	$10,000	*	565	*	565
CRT Capital Group LLC †	$1,000,000	*	56,547	*	56,547
Delaware PERS	$365,000	*	20,639	*	20,639
F.M. Kirby Foundation, Inc. ††(4)	$155,000	*	8,764	*	8,764
Froley Revy Investment Convertible Security Fund	$50,000	*	2,827	*	2,827

Name	Principal Amount of Notes Beneficially Owned and Offered for Resale Under This Prospectus	Percentage of Outstanding Notes Beneficially Owned and Offered for Resale Under This Prospectus	Shares of Common Stock Beneficially Owned Prior to the Offering (1)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)
GLG Market Neutral Fund	$18,500,000	12.3%	1,098,671	2.4%	1,046,128
Goldman, Sachs & Co. †	$5,000,000	3.3%	2,565,807	5.4%	282,737
Grace Convertible Arbitrage Fund, Ltd.	$2,500,000	1.7%	141,368	*	141,368
High Bridge International LLC ††	$17,000,000	11.3%	1,034,867	2.3%	961,307
ICI American Holdings Trust	$140,000	*	7,916	*	7,916
Institutional Benchmark Management Fund	$240,000	*	13,571	*	13,571
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust ††(4)	$55,000	*	3,110	*	3,110
International Truck & Engine Corporation Retiree Health Benefit Trust ††(4)	$15,000	*	848	*	848
JMG Capital Partners, LP	$950,000	*	53,720	*	53,720
JMG Triton Offshore Fund, LTD	$550,000	*	31,101	*	31,101
Kamunting Street Capital Management, Ltd.	$2,000,000	1.3%	113,095	*	113,095
KBC Financial Products USA Inc. †	$4,000,000	2.7%	226,190	*	226,190
LDG Limited	$172,000	*	9,726	*	9,726
Lexington Vantage Fund	$23,000	*	1,300	*	1,300
Lionhart Aurora Fund Ltd.	$150,000	*	8,482	*	8,482
Lionhart Global Appreciation Fund Ltd.	$775,000	*	43,824	*	43,824
Lionhart Titan Fund Ltd.	$75,000	*	4,241	*	4,241
Louisiana CCRF	$75,000	*	4,241	*	4,241
Lyxor/AM Investment Fund Ltd.	$340,000	*	19,226	*	19,226
National Bank of Canada ††	$1,750,000	1.2%	98,958	*	98,958
Nuveen Preferred & Convertible Fund JQC	$3,075,000	2.1%	173,883	*	173,883
Nuveen Preferred & Convertible Income Fund JPC	$2,300,000	1.5%	130,059	*	130,059
OCLC Online Computer Library Center Inc.	$20,000	*	1,130	*	1,130
OCM Convertible Trust ††(4)	$105,000	*	5,937	*	5,937
OCM Global Convertible Securities Fund ††(4)	$15,000	*	848	*	848
Partner Reinsurance Company Ltd. ††(4)	$185,000	*	10,461	*	10,461
Piper Jafray & Co.	$5,000,000	3.3%	282,737	*	282,737
Prudential Insurance Co. of America ††	$35,000	*	1,979	*	1,979
Pyramid Equity Strategies Fund	$160,000	*	9,047	*	9,047
Quattro Fund Ltd.	$5,400,000	3.6%	305,356	*	305,356
Quattro Multistrategy Master Fund L.P.	$360,000	*	20,357	*	20,357
Qwest Occupational Health Trust ††(4)	$15,000	*	848	*	848
R2 Investments LDC ††	$200,000	*	11,309	*	11,309
SG Americas Securities, LLC †	$14,000,000	9.3%	791,665	1.7%	791,665
Southern Farm Bureau Life Insurance	$310,000	*	17,529	*	17,529
Sphinx Convertible Arb Fund SPC	$250,000	*	14,136	*	14,136
State Employees’ Retirement Fund of the State of Delaware ††(4)	$115,000	*	6,502	*	6,502
State of Oregon/Equity	$1,900,000	1.3%	107,440	*	107,440
Syngenta AG	$105,000	*	5,937	*	5,937
Tenor Opportunity Master Fund Ltd. ††	$1,750,000	1.2%	98,958	*	98,958
Tribeca Global Investments L.T.D.	$5,500,000	3.7%	311,011	*	311,011
Tribeca Investments L.T.D.	$12,000,000	8.0%	678,570	1.5%	678,570
UBS AG London F/B/O HFS ††	$3,000,000	2.0%	169,642	*	169,642
UnumProvident Corporation ††(4)	$45,000	*	2,544	*	2,544
Vanguard Convertible Securities Fund, Inc. ††(4)	$1,970,000	1.3%	205,975	*	111,398
Vicis Capital, L.P. ††	$2,400,000	1.6%	135,714	*	135,714
Wachovia Capital Markets LLC †,††	$750,000	*	42,410	*	42,410

Name	Principal Amount of Notes Beneficially Owned and Offered for Resale Under This Prospectus	Percentage of Outstanding Notes Beneficially Owned and Offered for Resale Under This Prospectus	Shares of Common Stock Beneficially Owned Prior to the Offering (1)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)
Wachovia Securities International Ltd. †,††	$2,000,000	1.3%	113,095	*	113,095
Xavex Convertible Arbitrage 10 Fund	$310,000	*	17,529	*	17,529
Any other holder of the notes or future transferee, pledgee, donee or successor of any holder (5)	$11,340,000	7.6%	641,248	1.4%	641,248

Total	$150,000,000	100.0%	10,352,454	18.8%	7,699,482

*	Less than one percent of the notes or common stock outstanding, as applicable.

†	Selling securityholder is a broker-dealer, and may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act.

††	Selling securityholder is an affiliate of a broker-dealer. The selling stockholder received the notes in the ordinary course of business and to our knowledge has not agreed, directly or indirectly, to engage in a distribution of the notes.

(1)	Includes shares of common stock issuable upon conversion of (a) the notes, assuming a conversion rate of 56.5475 shares of common stock per $1,000 principal amount of such notes and a cash payment in lieu of any fractional share and (b) the company's 2.0% senior subordinated convertible debentures due May 16, 2023, assuming a conversion rate of 21.0172 shares of common stock per $1,000 principal amount of such debentures and a cash payment in lieu of any fractional share. The conversion rates are subject to adjustment. Numbers in this column do not add up to Total due to cash payments in lieu of fractional shares.

(2)	Calculated based on Rule 13d-3(d)(1)(i) under the Securities Exchange Act using 44,728,881 shares of common stock outstanding on October 31, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes and other convertible securities of the company. However, we did not assume the conversion of any other holder’s notes or other convertible securities of the company.

(3)	Includes shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 56.5475 shares of common stock per $1,000 principal amount of such notes and a cash payment in lieu of any fractional share.

(4)	Oaktree Capital Management LLC ("Oaktree") is the investment manager of Selling Securityholder with respect to the aggregate principal amount of Registrable Securities set forth next to Selling Securityholder's name. It does not own any equity interest in Selling Securityholder but has voting and dispositive power over the aggregate principal amount of Registrable Securities set forth next to Selling Securityholder's name. Lawrence Keele is a principal of Oaktree and is the portfolio manager for Selling Securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the Registrable Securities held by Selling Securityholder, except for their pecuniary interest therein. Oaktree, the investment manager of Selling Securityholder, has an affiliate that is a broker-dealer.

(5)	We will identify additional selling securityholders, if any, by prospectus supplements or post-effective amendments before they offer or sell their securities pursuant to this prospectus.

Information concerning other selling securityholders will be set forth in prospectus supplements or post-effective amendments from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in prospectus supplements or post-effective amendments if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

The initial purchasers purchased all of the notes from us in a private transaction in May and June 2004. All of the notes were restricted securities under the Securities Act prior to this registration.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock pursuant to this prospectus will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling securityholders identified as “broker-dealers” under “Selling Securityholders” above are underwriters within the meaning of Section 2(11) of the Securities Act. In addition, the other selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder. Regulation M of the Securities Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with, and have agreed that they will comply with, the provisions of the Securities Exchange Act and the rules and regulations thereunder, particularly Regulation M.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This summary is limited to holders who purchase notes upon their initial issuance at their initial issue price and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the U.S.;

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership, and partners in such partnerships, which hold the notes or common stock should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the notes and common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to non-U.S. holders of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a note that is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Interest

You must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Contingent Payments

We may be obligated to pay amounts in excess of the stated interest or principal on the notes in the case of make-whole premium payments (as described above under “Description of Notes—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder”).

We intend to take the position for U.S. federal income tax purposes that any payments of make-whole premium payments should be taxable to you as additional ordinary income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that make-whole premium payments will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the Internal Revenue Service on your tax return for the year during which you acquire the note. However, the Internal Revenue Service may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of make-whole premium payments.

You should consult your tax advisor concerning the appropriate tax treatment of any make-whole premium payment.

Repurchase at the Option of Holder

Repurchase of Notes in Exchange for Common Stock. The U.S. federal income tax consequences to a U.S. holder who requires us to repurchase a note as described above under “Description of Notes—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder” and receives shares of our common stock in exchange therefor will depend upon whether the notes are considered to be “securities” within the meaning of the Code. There is no applicable statutory federal income tax definition of a “security.” The test as to whether a debt instrument is a “security” requires an overall evaluation of the nature of the debt instrument, with the term of the debt instrument usually regarded as one of the most significant factors. In general, debt instruments with a term of five years or less have not qualified as “securities,” whereas debt instruments with a term of ten years or more generally have qualified as “securities.”

Because the notes have a stated term of more than five years but less than ten years, the notes may qualify as “securities.” If the notes are not “securities” for U.S. federal income tax purposes, you require us to repurchase a note on a repurchase date and we deliver shares of common stock in complete satisfaction of the repurchase price, you will recognize taxable gain or loss on the repurchase. In such an event, the repurchase will be treated the same as a sale of the note, as described below under “—Sale, Exchange, Redemption or Other Disposition of the Notes.” If the notes are “securities” for U.S. federal income tax purposes, you require us to repurchase a note on a repurchase date and we issue shares of our common stock in full satisfaction of the repurchase price, the repurchase will be treated the same as a conversion, as described below under “—Conversion of the Notes.”

Repurchase of Notes in Exchange for Common Stock and Cash. If the notes are not “securities” for U.S. federal income tax purposes, you require us to repurchase a note on a repurchase date and we deliver a combination of cash and shares of our common stock in payment of the repurchase price, then the repurchase will be treated the same as a sale of the note, as described below under “—Sale, Exchange, Redemption or Other Disposition of the Notes.”

If the notes are “securities” for U.S. federal income tax purposes, you require us to repurchase a note on a repurchase date, and we deliver a combination of cash and shares of our common stock in payment of the repurchase price, the tax consequences of the exchange are not entirely clear. You may be treated as exchanging the note for cash and shares of our common stock in a “recapitalization” within the meaning of Section 368 of the Code. In such case, you generally should recognize gain (but not loss) to the extent that the cash (other than cash received in lieu of a fractional share) and the value of the shares exceed its adjusted tax basis in the note, but in no event should the amount of recognized gain exceed the amount of cash received. This gain should be capital gain and should be taxable as described below under “Sale, Exchange, Redemption or Other Disposition of the Notes.” The holding period of the shares received in the exchange should generally include the holding period for the note that was repurchased and your aggregate tax basis in the shares received should generally be the same as your basis in the note repurchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by such holder (other than gain with respect to a fractional share). You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and your tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described below under “—Sale, Exchange, Redemption or Other Disposition of the Notes.”

It is also possible that the cash payment may be treated as proceeds from the sale of a portion of the note, and taxed in the manner described under “—Sale, Exchange, Redemption or Other Disposition of the Notes,” and the stock portion may be treated as received in a “recapitalization,” and taxed in the manner described in the immediately preceding paragraph. In such case, the holder’s basis in the note would be allocated pro rata between the common stock received and the portion of the note that is treated as sold for cash. You should consult with your tax advisors regarding the proper treatment of the receipt of a combination of cash and shares of our common stock upon a repurchase of your notes.

Repurchase of Notes in Exchange for Cash. Whether or not the notes are “securities” for U.S. federal income tax purposes, if you require us to repurchase a note on a repurchase date and we deliver to such holder cash in full satisfaction of the repurchase price, the repurchase will be treated the same as a sale of the note, as described below under “—Sale, Exchange, Redemption or Other Disposition of the Notes.”

Sale, Exchange, Redemption or Other Disposition of the Notes

Upon the sale, exchange, redemption or other disposition, other than a conversion into common stock, of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other disposition, except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note. Such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

You generally will not recognize any income, gain or loss upon conversion of a note into shares of common stock except with respect to cash received in lieu of a fractional share of common stock. Your aggregate tax basis in the shares of common stock received on conversion of a note will be the same as your aggregate tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest for which you received cash, and the holding period for such shares received on conversion will generally include the holding period of the note converted.

You will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, Exchange, Redemption or Other Disposition of the Notes,” above.

Constructive Dividends

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to our stockholders, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. You should consult your tax advisor to determine whether the preferential tax rate described below under “—Dividends” is applicable to such a constructive dividend. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Dividends

Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction.

Sale, Exchange or Redemption of Common Stock

Upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid on the notes and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock (including constructive distributions) or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders, including, among others, corporations and certain tax-exempt organizations, are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder.

In general, subject to the discussion below concerning backup withholding:

Interest

You will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an Internal Revenue Service Form W-8BEN or successor form, or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) Internal Revenue Service Form W-8ECI or successor form stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with your conduct of that trade or business, you generally will be subject to U.S. federal income tax on that interest on a net income basis, although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied, in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

While it is possible that make-whole premium payments could qualify for the portfolio interest-exemption, absent further relevant guidance from the Internal Revenue Service, we intend to treat make-whole premium payments, as described above under “Description of Notes—Fundamental Change Permits Purchase of Notes by US at the Option of Holder” made to you as subject to U.S. federal withholding tax. Therefore, we intend to withhold on such payments at a rate of 30% unless we receive an Internal Revenue Service Form W-8BEN or an Internal Revenue Service Form W-8ECI from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable income tax treaty or that such payments are effectively connected with the conduct of a U.S. trade or business. If you are considering the purchase of notes, you should consult your tax advisor regarding whether you can obtain a refund for the withholding tax imposed on any make-whole premium payments on the grounds that such payments represent interest qualifying for an exemption or some other grounds.

Sale, Exchange, Redemption or Other Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange, redemption or other disposition of a note, except with respect to accrued and unpaid interest, which would be taxable as described above, or a share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange, redemption or other disposition and certain conditions are met; or

•	in the case of common stock, we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the

U.S. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a U.S. real property holding corporation. Even if we were, or were to become, a U.S. real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Notes

You generally will not recognize any income, gain or loss on the conversion of a note into common stock. To the extent you receive cash upon conversion of a note, you generally would be subject to the rules described under “—Consequences to Non-U.S. Holders—Sale, Exchange, Redemption or Other Disposition of the Notes or Common Stock” above.

Dividends

In general, dividends, if any, received by you with respect to our common stock, and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, as discussed in “—Consequences to U.S. Holders—Constructive Dividends” above, will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the notes. Dividends that are effectively connected with your conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax, assuming compliance with certain certification requirements. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the U.S., you must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor form as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

U.S. Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. If you are an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, your common stock will be subject to U.S. estate tax, unless an applicable U.S. estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

Certain legal matters relating to the offering have been passed upon for CV Therapeutics, Inc. by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of CV Therapeutics, Inc. appearing in CV Therapeutics, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2004, and CV Therapeutics, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to incorporate by reference certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005;

•	Current Reports on Form 8-K filed on January 11, 2005, February 4, 2005, February 18, 2005, February 24, 2005, February 28, 2005, March 9, 2005, March 30, 2005, April 19, 2005, April 26, 2005, May 27, 2005, June 22, 2005, June 28, 2005, July 6, 2005, July 13, 2005, August 2, 2005, August 8, 2005, August 12, 2005, August 25, 2005, September 6, 2005, September 9, 2005, October 6, 2005, October 25, 2005, October 31, 2005 and November 21, 2005;

•	the description of our common stock as set forth in our Registration Statement on Form 8-A (File No. 000-21643), filed with the SEC on October 30, 1996; and

•	the description of our preferred share purchase rights as set forth in our Registration Statement on Form 8-A, filed with the SEC on May 11, 2004.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to CV Therapeutics, Inc., Attention: Investor Relations, 3172 Porter Drive, Palo Alto, California 94304 (telephone (650) 384-8500). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Internet site is www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Securities Exchange Act filings, each such statement being qualified in all respects by such reference.

$150,000,000

CV THERAPEUTICS, INC.

2¾% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2012

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date. We are not making an offer of these securities in any state where the offer is not permitted.